Nutrition21

Paul Intlekofer
President & Chief Executive Officer
Phone: 914.701.4507
Fax: 914.696.0862
e-mail: psi@nutrition21.com




07081042


RECEIVED
OCT 3 1 2007
185
PROCESSING
SECTION

October 17, 2007

Dear Shareholders:

Fiscal 2007 was a pivotal year for Nutrition 21 as we solidified our retail distribution channel, added direct response capabilities, and extended our product portfolio into large and growing segments of the Vitamin/Mineral Supplement category. Most importantly, we have laid the foundation to support our ultimate business goal ***➡ to build brands that are always backed by "best in class" science ➡ and to drive sustainable and profitable revenue.***

From 2001 to 2005, Nutrition 21 focused on clinical research and development. After evaluating our assets and capabilities at the end of 2005 we set out a clear vision – commercialization and development of branded products – then developed a strategy and executed a plan. Some of our key accomplishments during the past fiscal year include:

- Revenues grew to $42.2 million, an approximate 4 fold increase when compared to fiscal year 2006 revenues of $10.6 million, attributable in part to organic growth and in part to the Iceland Health acquisition;
- Strengthening our management team by adding expertise in our revenue centers: retail sales and marketing, and direct response sales and marketing;
- Conducting valuable pre-market work and test marketing to hone in our target audiences and the best mediums to reach them. Activities include: market research, focus groups, web site development, collateral development, as well as developing integrated marketing programs, such as the majority of our print and radio advertisements;
- Procuring redundant manufacturing relationships and establishing back-end processes for distribution and inventory management;
- Completing the acquisition of Iceland Health, Inc. and integrating its established line of Omega-3 products into our product portfolio. The acquisition provided us with direct-to-consumer marketing and sales capabilities, which allow us to effectively leverage television infomercials, print, radio, direct mail, and Internet e-commerce;
- Completing research and development for a new product offering, Core4Life Advanced Memory Formula™, a nutritional supplement that promotes cognitive function;
- Building on established and emerging science to round out our product portfolio – we began the fiscal year with 4 stockkeeping units (SKUs) at retail, ended fiscal 2007 with 10, and have various retail commitments in place to expand to 14 by the Fall of 2007; and
- Vigorously protecting our intellectual property as demonstrated by our favorable settlement with GNC, Inc.

Looking ahead, Nutrition 21 is certainly well-positioned to address the market dynamics related to an aging population – we will continue our focus on identifying, developing and marketing nutritional supplements for

age-related conditions. Our scientific platform, centered on our chromium picolinate technology and our recently acquired pharmaceutical grade omega-3 technology, provides us with a strong product development foundation in the areas of insulin resistance, obesity, diabetes, heart disease, joint health, mental health and cognitive function.



Scientific Platform in Place
R&D 2001-2005
Acquired in 2006
Chromax
Omega-3
Diabetes
Heart Disease
Depression
Cognitive Function
Joint

Our products target markets that are significant in size and critical to quality of life and health. It's well known that the diabetes epidemic in this country has been rampant – where once we were looking at a predominantly elderly population with the disease, the age of diagnosis grows younger and younger each year. The increase in obesity rates over the last 20-30 years has undoubtedly contributed to the problem. Despite tremendous strides in research and prescription medicines, the epidemic continues to intensify. Similarly, heart disease continues to be the number one cause of death in the United States—more than 100 million people have risk factors for heart disease. Cognitive decline is a natural part of aging and the millions of Baby Boomers in this country are experiencing or will soon experience some loss of cognitive function. Arthritis, a term used to describe the more than 100 different conditions that affect the joints, is the second most frequently reported chronic condition in the United States. The problem becomes more common as we age—nearly half of adults over the age of 65 have been diagnosed with arthritis.

These are just some of the health concerns affecting an overwhelmingly large part of the rapidly aging U.S. population. The facts tell us that this is a demographic we cannot ignore:

- Baby Boomers, the oldest of whom are 61 and the youngest of whom are approaching their mid-40s, make up approximately 78 million people – the largest generational demographic in history
- Boomer households spend an additional $10,000 more every year on consumer goods and services than younger generations
- Boomers spend more than $2.1 trillion/year of their unprecedented wealth on consumer goods and services
- Eight out of ten Boomers say they don't plan to retire. As a result, over the next seven years, there will be 80% growth of 60-69 year-olds, who work full or part-time.

It's clear that people are not only living longer but there is the desire to live better and more active lives. Nutrition 21 products can help achieve the aging population's health and wellness goals—one look at our Core4Life™ product franchises – Chromax®, Iceland Health® and Diabetes Essentials™ – and it's clear that we are speaking to an audience that is open to our messages and armed with disposable income to purchase nutritional supplements that are clinically substantiated and proven to be safe and effective.


Chromax
chromium picolinate
ULTRA
STRENGTH
(500 mcg)
PROMOTES
HEALTHY
BLOOD SUGAR*
SUPPORTS
CARDIOVASCULAR HEALTH*
HELPS INCREASE ENERGY*

Driving Profitable Growth in the Vitamin Mineral & Supplement Category

Chromax® – High Blood Sugar is the Next Cholesterol

Last year we launched Chromax based on the strength of our patent position, clinical research outcomes and a commitment to retailers to support the brand with advertising. Since there was no clearly defined category or well-known end-benefit associated with chromium, Nutrition 21 in parallel built both a brand and a new and exciting category. Evaluating focus groups, purchasing trends and marketing efforts, we found that Chromax's clinically substantiated "blood sugar" position resonated well with the consumer. We offer a natural solution to a critical healthcare issue. We know that doctors are alerting more and more of their patients to the major concerns of high blood sugar levels. This recent emphasis by healthcare professionals is very similar to how we all have been made aware of the importance of having our cholesterol levels checked to prevent heart attacks. Another similar parallel, just as consumers know calcium is for strong bones they are learning that Chromax is for "healthy blood sugar" and "strong insulin" that can: 1) reduce the risk of diabetes; 2) reduce the risk of cardiovascular disease and heart attacks; 3) increase energy; and 4) help with weight management and food cravings.

Real people. Real results.

Chromax® promotes healthy blood sugar, supports cardiovascular health and increases energy.

This understanding and our marketing activities have made Chromax one of the new success stories in the supplement aisle this past year. We have secured distribution at all of the largest national retail outlets in the country including Wal-Mart, CVS/pharmacy, Walgreens and Rite Aid and Chromax is now available in over 28,000 stores in the country. Same-store sales of Chromax at our four largest customers collectively grew 121% for the 12-weeks ending September 29, 2007 when compared to the same period last year. We expect Chromax sales to continue to grow at retail throughout fiscal 2008 via our proven radio and print advertising campaigns.

Chromax also continues to benefit from the intense media and medical focus on obesity and diabetes that will likely only increase in the years ahead. Ongoing public relations support has helped us secure additional national media attention which is also helping drive sales. Thanks in part to our Iceland Health acquisition and our


THE VIEW

new experienced team of direct response marketers, we have also successfully developed and launched Chromax in the direct response channel as Chromax1000®. This medium and venue will allow us to educate consumers about the health benefits of Chromax and drive additional sales in another outlet.



FREE OFFER



ADVANCED MEMORY FORMULA
ChromaX
• IMPROVES MEMORY & RECALL
• INCREASES ALERTNESS & CONCENTRATION
• HELPS IMPROVE FOCUS & VITALITY

Core4Life™ Advanced Memory Formula™ – Filling the Void in an Untapped Market

One of top-rated consumer end benefits sought by consumers over 50 years of age are products that address the memory, mind and brain function. Who doesn't want to slow down the aging process and maintain a youthful, vital and sharp mind? With the enormous Boomer market eager to improve their memory, recall, mental alertness and concentration, we are introducing Core4Life Advanced Memory Formula nationally this fall. Core4Life™ Advanced Memory Formula is comprised of chromium picolinate, phosphatidylserine (PS) and DHA from omega-3. PS has a qualified health claim for cognitive function and DHA has been approved by the U.S. Food and Drug Administration (FDA) for inclusion in infant formulas based on its cognitive properties. These three ingredients together will make our product one of the strongest ever introduced in the market.

Our unique cognitive product extends logically from our blood sugar position with Chromax. It has been established scientifically that there is a connection between blood sugar levels in the brain and improved memory and concentration. In fact, just last year, the renowned journal *Diabetes Care* published a study supporting our hypothesis on the importance of blood sugar management in dementia. Research has also recently discovered insulin receptors in the brain. Other researchers have also made the connection between insulin resistance and cognitive function and have characterized this as "type 3 diabetes." The brain represents 2% of the body's mass yet it utilizes 25% of the body's blood source to maintain proper functioning. Our preclinical research showed that chromium picolinate can influence glucose metabolism in the brain—we have filed a patent for this use—and we recently conducted a clinical trial that will be used to support our marketing activities. The results indicated increased brain activation using MRI tests and increased performance and recall using a variety of memory tests.

Since the erosion of the herbal category in the early part of this decade due to safety concerns there have been limited products addressing cognitive function and nothing currently established at retail. At one point there were 30 million herbal units sold accounting for more than $200 million in annual sales in food, drug and mass outlets. Core4Life Advanced Memory Formula is designed to satisfy this unmet demand in the marketplace and fill this huge void with a product that is supported by sound and emerging scientific research. We will be able to optimize our shelf space in the vitamin, mineral,



Chromium Picolinate
promotes healthy blood sugar, important for brain health*
maintains brain fluidity and may help in maintenance of cognitive functions*
DHA
supports communication between brain cells and promotes improved memory
Phosphatidylserine (PS)

supplement aisle at national and regional retailers and leverage our blood sugar positioning to its fullest extent with Core4Life Advanced Memory Formula in over 20,000 stores this fall.

Help refuel your memory.

Your body uses 25% of its glucose to fuel your brain.

NEW!

Save $5.00

ADVANCED MEMORY FORMULA

Radio Script

Title: **"Announcer": 60 w/sfx**

Date: September 18, 2007 Revision #: 7

Copy "Announcer"

Announcer & Marie (mid 40's) SFX

ANNCR: Losing focus, feeling less than alert? Take a tip from Marie, a user of New Core4Life Advanced Memory Formula. (Ambient office sounds)

Marie: I used to do things like lose my keys and then lose ten minutes looking for them. Until I found New Core4Life Advanced Memory Formula.

ANNCR: New Core4Life Advanced Memory Formula works naturally with your body to promote healthy blood sugar NEEDED for enhanced brain function. Too little glucose can lead to memory lapses, mental fatigue, or lack of focus.

Marie: New Core4Life Advanced Memory Formula really works for me! I feel like I'm on my game again – like my memory is sharper than ever.

ANNCR: Research shows that Chromium Picolinate, Phosphatidylserine, and DHA help maintain brain health and memory function. And only New Core4Life Advanced Memory Formula combines them all.

Marie: I recommend taking it to help your memory *and* maintain your brain's vitality.

Iceland Health® and our Omega-3 based franchise – Positioning Superiority in a Growing Market

Omega-3 has clinical substantiation in several areas including: heart health, joint, skin, mood and cognitive function. The American Heart Association has recommended omega-3 for a number of heart health benefits fueling credibility and support among health professionals and demand among consumers. Iceland Health Maximum Strength Omega-3, primarily for heart health and Iceland Health Joint Relief were our first two omega-3 products. They were sold first through direct response and were recently brought to retail after we acquired Iceland Health.

Iceland Health Maximum Strength Omega-3: While the omega-3 market is one of the fastest growing categories in the supplement industry, this has quickly become a very crowded space because retailers are offering a large amount of private label and A-to-Z omega-3 products. Almost all of the offerings are regular-grade 18/12 fish oils (30% omega-3s/fish oil) compared to our pharmaceutical grade 30/20 fish oil (50% omega-3s/fish oil) which is one of the purest and most potent available on the market. Our Maximum Strength Omega-3 is the number one selling omega-3 brand in direct response primarily using 30-minute infomercials. Our charge this fiscal year is to educate the retail consumer on our superior formulation to justify the premium price we charge for our product. We also have a product extension plan that will be introduced in early calendar 2008 that will help improve the price/value relationship that should increase market share. In addition to continued direct response advertising we will engage the consumer in traditional marketing activities such as print and radio advertisements to support the superiority message.

Iceland Health Joint Relief: The joint health category, at more than $1 billion, is one of the largest in the supplement industry despite little innovation in the last decade. The top-selling products contain glucosamine and chondroitin as active ingredients and in clinical testing have a modest response rate of approximately 35% to 45% depending on the study. Nonetheless, consumers still pay a premium for these products because they are seeking anything to help with their chronic pain. Nutrition 21's Joint Relief product offers a strong and unique market position. We first leverage omega-3 for its natural anti-inflammatory properties to help reduce swelling and pain associated with arthritis, the strongest claim for any product in the space. The glucosamine, chondroitin, hyaluronic acid and collagen ingredients round out a superbly distinctive product offering. We first offered Joint Relief only through direct response and in less than one year we have achieved in excess of $10 million in sales through this channel. We continue to enjoy sales growth in this channel with an expanding continuity business.

Our retail print ad campaigns and retail radio advertising have performed well and should complement our direct response programs in the future. Based on our numerous testimonials, strong experiential effect on reducing joint pain and improving joint function, and the early response to our retail marketing efforts, we are confident Joint Relief will join the ranks of the large profitable brands in one of the strongest segments in the supplement aisle.

Solid Science Backs Product Line Extension in Diabetes Care Category

Diachrome® and the "New" Diabetes Essentials™ Line

Early clinical research has shown Diachrome® has a unique dual effect on lowering elevated blood sugar levels and improving cholesterol levels. We are pleased that our pivotal, 447-subject study using Diachrome was published in a peer-reviewed medical journal in fiscal 2007. We conducted the study with a leading disease management company, XLHealth, and its design was based on the pharmaceutical phase 3 clinical trial standard – a randomized, double-blind, placebo-controlled study. Diachrome was taken in addition to oral anti-diabetic prescriptions and the results showed that the addition of Diachrome promoted healthy blood sugar after only 90 days. It also found that Diachrome significantly benefited those who have high baseline HbA1c, fasting plasma glucose and lipid levels. The publication of this study reinforces our belief that Diachrome has the potential to become a standard tool for public and private healthcare professionals charged with managing the growing epidemic of type-2 diabetes. Diachrome's drug-like effects in safely and effectively improving both blood glucose and cholesterol levels in the most severe diabetes patients is significant, as this population is generally the hardest to control, the most costly to care for and the most likely to develop complications.

These clinical research outcomes and our understanding of the diabetes patient have paved the way for Diachrome's retail presence to expand. This fiscal year we are broadening our line of products in the Diabetes Care section of national and regional drug, food and supercenters with Diachrome as our anchor brand. Our Diabetes Essentials line of products will offer consumers more options when considering nutrient-based support for their type-2 diabetes. Diabetes Essentials products are formulated with essential ingredients shown to promote glucose control, heart function and nutritional balance.

The product line includes:


Diachrome
Diabetes Essentials
Blood Sugar Health
60
Diabetes Essentials
Heart Health
Magnesium
Promotes:
60
Diabetes Essentials
Nutrition To Go
Blood Sugar Health
10
Diabetes Essentials
Nutrition To Go
Multivitamin Formula

Home Health Section

- Diachrome® Diabetes Essentials™ Blood Sugar Health is the clinically-tested, patented combination of chromium picolinate and biotin that provides a unique dual effect of promoting healthy blood sugar and healthy lipids.
- Diabetes Essentials™ Heart Health is a highly absorbed form of magnesium with taurine that helps cardiovascular, muscle and kidney function.
- Diabetes Essentials™ Nutrition to Go consists of two items in drink packets that are dissolvable in water: a multivitamin formula and our Diachrome Blood Sugar Health formula. These products provide both nutrition and convenience for people with diabetes.

We have proven that our Diachrome product is clinically substantiated and serves a specific need for the diabetes patient. Recently, diabetes supplements in the Diabetes Care section have grown at about a 40% rate. We believe that with targeted marketing campaigns, collaborative retail programs, and education and sampling programs for pharmacists, diabetes educators and physicians this product line will provide a solid revenue stream in the future.

Ingredients

Our ingredient sales have stabilized. We have secured agreements with high-profile companies/brands including Ross/Abbott (Glucerna®), the leading diabetes nutrition shake, Pepsi (AirForce® Nutrisoda® and Tava™) and Coca-Cola (Minute Maid® Multi-Vitamin). We expect to continue to supply and expand our sales with large companies based on their confidence with our cGMP manufacturing and the technical and clinical support we provide to ensure the safety of our ingredients and substantiation of our claims.



Outlook

We are proud of the solid foundation upon which Nutrition 21 builds and continues to forge ahead. Though we have entered a new phase, we have not strayed from our core vision of translating scientific findings into trusted brands that are recognized for their contribution to improving health and reducing the cost of care – brands that are core for life. I believe we are well-positioned for continued growth and I am excited about our prospects in 2008 in addressing health concerns for a rapidly aging population. I am confident that we have the science, the products, the management team and a collaborative and innovative spirit that will help us stay the course and drive growth.

We are committed to returning value to our shareholders. Our intent is to reward our investors who view Nutrition 21 as we do – a principled, sound and growing company with excellent future potential.

On behalf of our Board, our employees and myself, thank you for your continued support.

Sincerely,



Paul Intlekofer
President & Chief Executive Officer
Nutrition 21, Inc.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K/A

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For Fiscal Year ended June 30, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________________ .

Commission File Number 0-14983

NUTRITION 21, INC.
(Exact Name of Registrant as Specified in its Charter)

New York	11-2653613
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4 Manhattanville Road, Purchase, New York 10577-2197
(914) 701-4500

Securities registered pursuant to Section 12(b) of the Act:
Common Stock (par value $.005 per share)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _____ No __X__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes _____ No __X__

Indicate by check mark whether the registrant whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. __X__

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filter. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ____ Accelerated filer __X__ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.
Yes _____ No __X__

As of December 31, 2006, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $92,196,040 based on the closing sale price as reported on the NASDAQ Capital Market System.

As of September 21, 2007, there were 62,536,793 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held on November 29, 2007 are incorporated by reference into Part III.

FORM 10-K/A REPORT INDEX

Explanatory Note:

Nutrition 21, Inc. is filing this Amendment to its Annual Report on Form 10-K for the fiscal year ended June 30, 2007, originally filed with the Securities and Exchange Commission on September 28, 2007, for the purpose of amending and supplementing certain information contained in Parts I and II of the Annual Report on Form 10-K, as well as the audited consolidated financial statements and notes thereto.

Disclosures in this Form 10-K/A contain certain forward-looking statements, including without limitation, statements concerning the Company's operations, economic performance and financial condition. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate" and other similar expressions generally identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties, including without limitation, changes in external market factors, changes in the Company's business or growth strategy or an inability to execute its strategy due to changes in its industry or the economy generally, the emergence of new or growing competitors, various other competitive factors and other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission. Actual results could differ materially from the results referred to in the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the results referred to in the forward-looking statements contained in this Form 10-K/A will in fact occur. The Company makes no commitment to revise or update any forward looking statements in order to reflect events or circumstances after the date any such statement is made.

PART I

Item 1. BUSINESS

We develop, market and distribute proprietary clinically substantiated nutritional supplements that target significant age- and weight-related health needs, including diabetes, cardiovascular health, obesity, mental health, cognitive function and joint health. Our core business strategy is to develop branded nutritional supplement products that we support with extensive marketing initiatives and distribute through mass retailers or sell directly to consumers.

Historically, our primary focus had been dedicated to the research, development and commercialization of chromium-based ingredients for use by our customers in manufacturing multi-component products that target the prevention and treatment of metabolic diseases stemming from insulin resistance. In fiscal 2006, we began a transition from serving primarily as a provider of chromium ingredients to serving as a supplier of branded finished products. We currently operate in the ingredients and branded products segments. We market and sell our Chromax® brand chromium picolinate for its patented nutritional uses. We also market and sell a proprietary, non-prescription, insulin sensitizer for people with type 2 diabetes under the Diachrome® brand. We hold 32 U.S. patents and more than 65 foreign patents for our nutrition products.

We significantly advanced our transition to a branded nutritional supplements company with our August 25, 2006 purchase of Iceland Health, Inc. and its established line of Omega-3 products that promote cardiovascular and joint health. These products include Maximum Strength Omega-3™, which contains 1,000 mg of Omega-3, and Joint Relief Advanced Formula™, which contains 1,000 mg of Omega-3 plus Iceland Collagen GHA™, a blend of collagen, chondroitin sulfate, hyaluronic acid and glucosamine sulfate. The acquisition also gave us the exclusive U.S. right until 2015 to market and sell Omega-3 fatty acids produced by an Icelandic company that utilizes a proprietary distillation process to manufacture the highest concentration of naturally occurring Omega-3 fatty acids.

We currently sell our Chromax® branded chromium picolinate through most of the major U.S. food, drug and mass merchandise retailers, including Wal-Mart, CVS, Walgreen's and Albertsons. In addition, our acquisition of Iceland Health, Inc. gave us substantial direct-to-consumer marketing expertise and capabilities, including television infomercials, print, radio, direct mail and Internet e-commerce. We plan to increase the sales of our existing products by expanding their distribution into new channels. For example, our Iceland Health® line of products was recently introduced into the food, drug and mass retail channel and our Chromax® line of products will soon be available directly to consumers via infomercials and other direct marketing initiatives.

We are researching and developing several brand extensions. One such new product, Core4Life Advanced Memory Formula™, is currently in the process of being launched in major retail chains, including Rite Aid and CVS. Core4Life Advanced Memory Formula™ has a patent-pending formulation that supports cognitive function, improves memory and recall, and increases alertness and concentration. In addition to chromium picolinate, Core4Life Advanced Memory Formula™ includes phosphatidylserine, which is a natural substance found in the brain that helps metabolize glucose and Omega-3 fatty acids.

Our Internet address is www.nutrition21.com. There we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with or furnish it to the Securities and Exchange Commission ("SEC"). Our SEC reports can be accessed through the investor relations section of our Web site. The information found on our Web site is not part of this or any other report we file with or furnish to the SEC.

History of the Company

The Company is a New York corporation that was incorporated on June 29, 1983 as Applied Microbiology, Inc. Prior to 1995 the Company focused on the development and commercialization of antibacterial technologies for new drugs. The Company subsequently licensed these technologies to third parties. Beginning in 1995, the Company shifted its focus to developing and marketing nutrition products and ingredients. In 1997 the Company acquired a comprehensive chromium-based patent portfolio based on a picolinate form of chromium that was invented and researched by the United States Department of Agriculture. In 1999, the Company acquired the Lite Bites consumer product line from Optimum Lifestyles, Inc. In August of 2003, the Company discontinued its investment in the Lite Bites product line. In 2006, the Company acquired Iceland Health and its exclusive right until 2015 to market and sell in the US omega-3 fatty acids produced with a proprietary distillation process by an Icelandic company.

The Company's Products

The Chromium Franchise

The Company currently sells chromium picolinate under its Chromax trademark to vitamin and supplement manufacturers and marketers as well as directly to retailers for its patented uses in human and animal nutrition products. Finished products that incorporate chromium picolinate are marketed to enable consumers to supplement their requirements for essential dietary chromium needs. Daily doses typically range between 50-800 mcg.

The function of insulin, the body's master metabolic hormone, is in part dependent on chromium that must be supplied through diet or supplementation. Recognizing that a number of the signs and symptoms of diabetes are shared in common with chromium deficiency, a 1999 Congressional mandate urged the National Institutes of Health's Office of Dietary Supplements (ODS) and the USDA to further evaluate the role of chromium in diabetes. An ODS November, 1999 Chromium and Diabetes Workshop Summary prioritized the research questions that had to be resolved in order to evaluate chromium's potential role in preventing and/or mitigating diabetes management. In December 2004, Congress passed an Appropriations bill that included Report Language that "chromium picolinate can restore normal glucose metabolism by enhancing insulin sensitivity," and that encouraged the National Center for Complementary and Alternative Medicine (NCCAM) to expand its chromium research.

According to the American Diabetes Association, 20.8 million people suffer from diabetes; it is the sixth leading cause of death in the U.S. and one of the most costly health problems. Insulin resistance is thought to be a precursor to diabetes and is estimated to affect one in five Americans according to the *Journal of American Dietetic Association, February 2004*.

Nutrition 21's core research and development program has followed the ODS research guidelines with the goal of further commercializing its chromium patent estate by expanding chromium use for therapeutic applications in diabetes and other health conditions linked to insulin resistance. On August 25, 2005, the U.S. Food & Drug Administration (FDA), through its Qualified Health Claim (QHC) process, acknowledged there is limited but credible evidence to suggest that chromium picolinate may reduce the risk of insulin resistance, and therefore may possibly reduce the risk of type 2 diabetes. The FDA ruling is the first QHC related to diabetes, and it relates only to chromium picolinate and not other forms of chromium. See "Governmental Regulation".

In collaboration with both independent and sponsored academic researchers at leading U.S. and international institutions and government agencies, the Company's research objectives have been to strengthen the substantiation for FDA Qualified Health Claims of broader scope by continuing to:

- Firmly establish the safety of Chromax chromium picolinate. Chromax chromium picolinate has been affirmed as Generally Recognized as Safe (GRAS) for use in nutritional bars and beverages
- Firmly establish the mechanism of action of chromium picolinate as an insulin sensitizer in insulin mediated glucose metabolism
- Confirm a relationship between low chromium status and an increased risk of diabetes and other conditions linked to insulin resistance
- Use double-blind placebo-controlled trials to continue to demonstrate the potential of its chromium product(s) to safely prevent, mitigate or treat diabetes
- Explore chromium's potential role in mitigating or treating symptoms related to mental health issues, such as depression
- Identify other opportunities to expand the therapeutic use of its chromium technology
- Communicate the cost and health benefits of chromium-based supplements to secure approval of its product(s) for use as a first line therapy in diabetes management

The Company will continue to publicize the outcomes of these and forthcoming studies in order to increase the demand for sales of stand-alone chromium picolinate as well as its use in vitamin and supplement formulas.

The Company must also continue to demonstrate the safety of this product. The following studies, in the Company's opinion, demonstrate that chromium picolinate is safe.

> The United States Government, acting through the National Institutes of Health-National Toxicology Program ("NTP"), has independently evaluated the safety of chromium picolinate with government approved tests. In 2002, the NTP did not find any safety concerns with chromium picolinate, even at high doses.
>
> In 2002 a group of experts consisting of Richard Anderson, Ph.D. (senior scientist, USDA chromium expert), Walter Glinsman, MD (former director from the FDA), and Joseph Borzelleca, Ph.D. (professor emeritus of pharmacology and toxicology from Virginia Commonwealth University) reviewed all existing studies of chromium picolinate and found no safety concerns.
>
> In 1997 United States Department of Agriculture ("USDA") researchers published results of a high dose chromium picolinate study, concluding that chromium picolinate is safe.

The marketing opportunities for the Company's chromium picolinate have been enhanced by recent announcements issued by the United States Food & Drug Administration (FDA) and the United Kingdom's Food Standards Agency (FSA) that chromium picolinate is safe.

Several researchers have questioned the safety of chromium picolinate. In 1995 and 2002, a research group headed by Dianne Stearns, Ph.D. (University of Dartmouth College and Northern Arizona University) administered chromium picolinate in a laboratory to Chinese hamster ovary cell lines, and in

2003 another research group headed by John Vincent, Ph.D. (University of Alabama) administered chromium picolinate to fruit flies. Both reported safety concerns. The Company engaged an independent contract research organization, BioReliance Corporation, and replicated the studies conducted by Stearns using .Chromax chromium picolinate following internationally accepted procedures. BioReliance Corporation found Chromax chromium picolinate to be safe. This study was published in *Mutation Research, 2005*. Experts have advised that fruit fly studies do not predict results in humans.

The Company's Existing Ingredients Business

Since 1997, the Company's primary business has been to develop and market proprietary ingredients to the vitamin and supplement market for both human and animal applications. Today, Chromax chromium picolinate is the Company's primary ingredients product.

The Company's ingredient customers manufacture and distribute chromium picolinate as a stand-alone chromium supplement marketed either under their own private labels for their vitamin, mineral and supplement lines such as Nature Made®, Natures Bounty®, or Sundown®, or under a store brand, such as CVS, Walgreens, or Wal-Mart's Spring Valley.

Use of the Company's chromium picolinate, which includes a license from the Company under its patents, is required for all products that consist of or contain chromium picolinate sold in the US for glucose control and its derivative benefits, including cholesterol control and improved body composition, established uses for chromium as chromium picolinate.

Beginning in 2006, Nutrition 21 has begun to limit the sale of chromium picolinate for inclusion in stand-alone products, and seeks itself to supply the private label needs of retailers.

The Company derives additional revenues from the sale and licensing of chromium picolinate to customers who incorporate it and other of the Company's ingredients into many other finished multi-ingredient nutritional supplement products. These include vitamin/mineral formulas, weight loss and sports nutrition supplements, bars, drink mixes, beverages and other products. These products are sold by the Company's customers under a variety of brands throughout the world through natural/health food stores, supermarkets, drug stores, and mass merchandisers, and also through direct sales and catalogue sales.

The Company is actively promoting its research findings, as well as the recent FDA pronouncement surrounding the safety of chromium picolinate, to functional food manufacturers, including health and consumer product distributors in the U.S. as well as internationally. These provide new market opportunities for the Company's products.

Based on retail sales data provided by Nutrition Business Journal, the calendar 2005 annual US retail market for stand-alone chromium mineral supplements is estimated to be $125 million compared to $119 million for calendar 2004, $106 million for calendar 2003 and $85 million for calendar 2002. The Company believes that its chromium picolinate products have a relatively strong position for existing stand-alone chromium sales in US chromium supplements, and we have a relatively small market share for sales of chromium into multi-ingredient products. Other chromium supplements are manufactured using chromium chloride, chromium polynicotinate or other forms of chromium.

The Company's chromium picolinate is also sold into the animal feed market for managing the health of breeding sows and their offspring, where it has been shown to improve glucose control in gestating swine. Research outcomes include improved fertility, productivity and recovery for the sows, and stronger and more resilient offspring.

The Company sells its products on terms that grant its customers a license under the Company's patents to sell the Company's chromium picolinate for the particular uses covered by its patents. The fee for this license is bundled on an unallocated basis with the price that the Company charges to its customers for products that the Company sells to them. See "Supply and Manufacturing" for information on manufacturing agreements between the Company and the manufacturers of its principal products.

During each of the fiscal years ended June 30, 2007, 2006 and 2005 respectively, ingredient sales of Chromax chromium picolinate accounted for more than 18%, 86% and 74% of the Company's total revenues.

In fiscal year 2007, one customer accounted for 8% of the Company's total revenues, while in fiscal year 2006, two customers accounted for 30% of the Company's total revenues. In fiscal year 2005, one customer accounted for 34% of the Company's total revenues.

In fiscal year 2007, we began accounting for our business in two industry segments, ingredients and branded products. Ingredients revenues were 18% and branded products revenues were 81%.

Refer to Item 7 for a discussion of revenue, loss before income taxes and total assets for each of our ingredients and branded products segments.

Chromax®, chromium picolinate branded finished product

The Company had not licensed third parties to use chromium picolinate as a Chromax consumer branded mineral supplement. Accordingly, until the Company began to market its premium priced Chromax branded chromium picolinate mineral supplement, the only significant branded products were so-called A-to-Z lines, such as Nature Made and private label store brands, for example CVS chromium picolinate, unlike the calcium market which is now dominated by leading brands such as Caltrate® and Citrical®.

Beginning in late 2005, the Company entered into distribution agreements directly with leading national retail drug/pharmacy chains to sell its premium priced Chromax branded chromium picolinate mineral supplement. The Chromax brand is targeted to consumers interested in preventing health concerns resulting from increased age and obesity that can lead to insulin resistance, including pre-diabetes, diabetes, cardiovascular health, fighting weight gain and controlling carbohydrates. The initial target market for Chromax is women age 35 to 55. Insulin resistance is an epidemic condition that dramatically increases the risk for type 2 diabetes, coronary heart disease and stroke, estimated to affect one in three Americans, according to The American College of Endocrinology (ACE).

The Company's distribution agreements with retailers are terminable by either party on notice, and do not require any retailer to purchase any amount of product.

Diachrome®, specifically formulated for people with type-2 diabetes

The Company is also commercializing Diachrome® as a nutritional complement to medical treatment for people with type 2 diabetes. It is a patented combination of chromium picolinate and biotin, two nutritional ingredients that work synergistically to enhance blood sugar control and improve blood cholesterol profiles. People with diabetes are known to have lower levels of chromium and biotin than healthy people. Diachrome is being sold as a finished consumer product, and is initially available at national drug retailers.

The Company plans a targeted direct-to-physician marketing and sampling program to managed diabetic populations and also plans to build consumer awareness for its products through a media campaign that leverages research outcomes, in combination with consumer and physician testimonials. Communication of scientific findings will be used to build consensus within the healthcare community regarding the inherent value of this product and the Company's other products.

Early short term small-scale double-blind placebo-controlled peer-reviewed trials have already shown that Diachrome can significantly improve blood sugar and lipid profiles. The study outcomes compare favorably to drugs but without similar side effects. Through a strategic alliance with XLHealth, a disease management company, in December 2004, the Company completed a 447 patient, multi-center trial to confirm these findings. The Company has commissioned Thomas Jefferson University, which has one of the leading public health policy departments in the country, to translate the XLHealth research outcomes into potential healthcare cost savings if Diachrome were adopted broadly. The pharmacoeconomic analysis was published in *Disease Management*. Together these are key steps in the Company's longer term program to secure government and health care approval of Diachrome as a reimbursed first line medical nutrition therapy for all US patients diagnosed with type 2 diabetes.

The Company's recently acquired Iceland Health omega-3 based franchise

In August 2006, the Company acquired Iceland Health, Inc., which has developed a leading brand position in the omega-3 market, the fastest growing category in the supplement industry since 2003. Iceland Health has the exclusive U.S. right until 2015 to market and sell fish oil manufactured by an Icelandic company to pharmaceutical standards utilizing a patented distillation process to remove toxins and dioxins. The Company primarily markets omega-3 products through direct response channels including TV infomercials, radio, print, direct mail, and Internet e-commerce, and has also begun to market these products into the retail distribution channel.

According to Nutrition Business Journal, total U.S. retail sales of fish oils/omega-3s for all distribution channels grew from $183 million in 2003 to $262 million in 2004 and to $359 million in 2005.

Future Nutritional Product Development

We are researching and developing several brand extensions. One such new product, Core4Life Advanced Memory Formula™, is currently in the process of being launched in major retail chains, including Walgreens, Rite Aid and CVS. Core4Life Advanced Memory Formula™ has a patent-pending formulation that supports cognitive function, improves memory and recall, and increases alertness and concentration. In addition to chromium picolinate, Core4Life Advanced Memory Formula™ includes phosphatidylserine, which is a natural substance found in the brain that helps metabolize glucose, and Omega-3 fatty acids.

The Company holds patents for several other novel nutrition compounds and uses that provide additional product opportunities for development and commercialization that address additional age related health care concerns. Nutrition 21 plans to market these products in the future once the Chromax, Diachrome and Iceland Health products are established at retail.

The Company's Pharmaceutical Licensing Opportunities for its Chromium Technologies

The Company owns or has exclusive licenses to patents for pharmaceutical applications that relate to chromium's role in treating mental health conditions, such as depression and PMS/PMDD. The Company also has a patent pending related to chromium's role in mitigating the negative effects caused by drug induced insulin resistance. The Company will seek to out-license the development and marketing of these pharmaceutical products to pharmaceutical companies.

Pharmaceutical Products Licensed to Third Parties

In August 2000, the Company exclusively licensed to Biosynexus Incorporated certain rights to nisin and lysostaphin antibacterial technologies for development and marketing of new drugs for human uses. The licenses provide for milestone payments and royalties to the Company. To date, the Company has received only minimum royalties of $200,000 annually under these licenses.

Based on a license agreement with ImmuCell Corporation, the Company as licensor may become entitled to royalty payments upon commercial sale by ImmuCell of certain skin and environment sanitizers and teat dips for the prevention of animal mastitis.

Research and Development

During the fiscal years ended June 30, 2007, 2006 and 2005, the Company spent approximately $1.2 million, $1.5 million and $2.7 million, respectively, on research and development. The Company's research and development program is based on chromium and seeks to discover and substantiate the efficacy and safety of ingredients and products that have a significant nutritional therapeutic value to consumers. The primary research focus over the past few years has been in the area of diabetes, cardiovascular health, and mental health. Discovering the mechanism of action of chromium picolinate and further confirming the beneficial effects of chromium picolinate in people with diabetes have been critical objectives, as well as further differentiating chromium picolinate's clinical effects versus other forms of chromium.

This research effort has enabled the Company to identify patentable new combinations of chromium and new uses for chromium, and new food systems that can be enhanced by the inclusion of its ingredient systems.

Clinical Studies, Presentations and Publications

The Company from time to time provides funding for clinical studies of its products to evaluate safety, efficacy and mechanism of action, and in other instances supplies chromium picolinate and other products for use in studies for which it provides no funding. The Company believes that positive results in these studies, whether or not funded by it, provide benefits to the Company by furthering acceptance of its products. The Company also makes presentations at various meetings to share research findings and to gain acceptance of its products. The following information summarizes certain of these studies and details of those studies that were funded by the Company. The information also summarizes several recent presentations and publications that relate to the Company's products.

Studies in progress:

Chromax

The Company has supplied its Chromax chromium picolinate and paid $124,468 to the Yale – Griffin Prevention Research Center for a clinical study to evaluate the safety and efficacy of "*Chromium Picolinate for Weight Loss*". The purpose of this study is to evaluate the effect of chromium picolinate supplementation on body fat and cardiovascular risk factors in overweight men and women.

The Company has supplied its Chromax chromium picolinate and paid $34,969 to the University of Cincinnati for a clinical study to evaluate the safety and efficacy of "*Chromium Supplementation in Cognitive Aging*". The purpose of this study is to evaluate the effect of chromium supplementation on cognitive function in men and women with mild cognitive impairment and age-associated memory impairment.

The Company has supplied its Chromax chromium picolinate to Griffin Hospital/Yale School of Medicine for a clinical study funded by the National Institutes of Health to evaluate "*Chromium Effects in Impaired Glucose Tolerance.*" The purpose of this study is to evaluate the effects of chromium picolinate on both measures of glucose tolerance and brachial artery endothelial function.

The Company has supplied its Chromax chromium picolinate to Pennington Biomedical Research Center for a clinical study funded by the National Institutes of Health to evaluate "*Chromium and Insulin Action.*" The purpose of this study is to evaluate the effects of chromium picolinate on glucose metabolism in people with newly diagnosed type 2 diabetes, and may provide data to generate recommendations for or against routine clinical use in this population.

The Company has supplied its Chromax chromium picolinate to the University of California, Davis for a clinical study funded by the National Institutes of Health to evaluate the *"Effects of Chromium on Progression of Insulin Resistance."* The purpose of this study is to evaluate the bioavailability (tissue chromium status) and efficacy of chromium picolinate and chromium nicotinate in ameliorating diet-induced insulin resistance and dyslipidemia.

The Company has supplied its Chromax chromium picolinate to the State University of New York at Stony Brook for a clinical study funded by the National Institutes of Health to evaluate *"A Novel Therapy for Glucose Intolerance in HIV Disease."* The purpose of this study is to evaluate the safety and efficacy of chromium picolinate in the treatment of insulin resistance in HIV disease.

The Company has supplied its Chromax chromium picolinate to the State University of New York at Stony Brook for a clinical study funded by the National Institutes of Health to evaluate *"Chromium Treatment of Obesity-Related Insulin Resistance."* The purpose of this study is to evaluate the safety and efficacy of chromium picolinate in the treatment of obesity-related insulin resistance and may provide data to generate dietary chromium recommendations for reducing the risk of diabetes and associated diseases.

The Company has supplied its Chromax chromium picolinate to the University of California, San Francisco for a clinical study funded by the National Institutes of Health to evaluate *"Chromium and Insulin Resistance."* The purpose of this study is to evaluate the safety and efficacy of chromium picolinate in the treatment of insulin resistance in non-obese, non-diabetic subjects.

Diachrome

The Company supplied its Diachrome product (Chromax chromium picolinate and biotin) to be used in an open-label program at the University of Chicago, IL entitled, *"An Open Label Program To Evaluate the Improvement In Glycemic Control, Lipid Levels, Quality of Life and Healthcare Costs after Daily Administration of Chromium Picolinate and Biotin in Patients with Type 2 Diabetes"*. The program is expected to provide additional data on the effects (90 days) of Diachrome on diabetes risk factors.

Studies Completed in 2007:

Chromax

The Company supplied its Chromax chromium picolinate and paid $51,472 to Miami Research Associates for a clinical study entitled *"A Phase I Single Blinded, Single Cross-over, Single Ascending Dose Study to Evaluate the Safety, Tolerability, and Pharmacokinetics of High Dose Chromax Chromium Picolinate in Healthy Volunteers."* This study evaluated the safety of acute single ascending doses of Chromax chromium picolinate in healthy male volunteers.

The Company supplied its Chromax chromium picolinate and paid $9,875 to Children's Hospital Los Angeles for a clinical study entitled *"Evaluation of the Improvement in Glycemic Control, Blood Lipid Levels and Other Risk Factors after Daily Supplementation with Chromium Picolinate, in a Pediatric Population Diagnosed with Type 1 Diabetes Mellitus Who are Overweight - A Randomized, Double-Blind, Placebo-Controlled Clinical Trial."* This study evaluated the effect of supplementation with chromium picolinate on blood glucose control, lipid profiles, body weight and BMI.

The Company supplied its Chromax chromium picolinate and paid $2,940 to Pennington Biomedical Research Center for a clinical study to evaluate the *"Effects of Chromium Picolinate on Food Intake, Satiety, and Eating Attitudes in Overweight Women with Food Cravings."* This study evaluated the effect of chromium picolinate on food intake, food cravings, eating attitudes, and satiety in healthy, overweight and/or obese, adult women who are determined to be carbohydrate cravers. This study also tested whether chromium supplementation has an extended satiating effect by examining hunger and satiety between lunch and dinner meals.

The Company supplied its Chromax chromium picolinate and chromium histidinate and paid $5,400 to Firat University, Turkey to conduct a preclinical study on Chromax chromium picolinate and chromium histidinate, entitled the *"Effect of Chromax Chromium Picolinate and Chromium Histidinate on Glycemic Control in Insulin Resistance and Diabetes Rat Models."* The study provided data on the effect of chromium picolinate and chromium histidinate on diabetes risk factors.

The Company supplied its Chromax chromium picolinate and chromium histidinate and paid $1,700 to Indigo Biosciences, PA to conduct a preclinical study on Chromax chromium picolinate and chromium histidinate, entitled the *"Effect of Chromium Picolinate and Chromium Histidinate on Glycemic Control in Hepatocyte in Vitro Model."* The study provided data on the effect of chromium picolinate and chromium histidinate on glycemic control.

The Company supplied its chromium histidinate and paid $6,600 to Micagenix to conduct a preclinical safety study on the "*Chromium Histidinate in Salmonella Strains*". The study provided data on the effect of chromium histidinate on mutagenicity.

The Company supplied its Chromax chromium picolinate to the University of Pennsylvania for a clinical study funded by the National Institutes of Health entitled *"A Double Blind Randomized Controlled Clinical Trial of Chromium Picolinate on Clinical and Biochemical Features of the Metabolic Syndrome."* This study evaluated the effect of daily supplementation with chromium picolinate on insulin sensitivity in individuals with metabolic syndrome, and on glucose tolerance tests, HDL-C, triglycerides, body composition, BMI and blood pressure.

The Company supplied its chromium histidinate and chromium picolinate to Pennington Biomedical Research Center to conduct a preclinical efficacy study on the *"Effect of Chromium Histidinate and Chromium Picolinate on Glycogen Production in HSMC in Vitro Model"*. The study provided data on the effect of chromium histidinate and chromium picolinate on glycogen synthesis.

The Company supplied its Chromax chromium picolinate to Bastyr University for a clinical study to evaluate a *"Pilot Trial of Chromium-Metformin Combination in Type 2 Diabetes."* This study was cancelled by the investigator and was not conducted.

Arginine Silicate Inositol Complex

The Company supplied its Arginine Silicate Inositol Complex and paid $25,000 to BASI to conduct a clinical study on *"The Absorption of Low Dose Silicon and Safety in Normal Healthy Individuals"*. This study evaluated the safety and absorption of silicon from Arginine Silicate Inositol.

Potassium Ascorbate Taurine

The Company supplied potassium ascorbate and taurine and paid $5,250 to Firat University to conduct a preclinical study on the *"Effect of Combination of Potassium Ascorbate and Taurine on Cardiometabolic Risk Factors"*. This study evaluated the effects on body composition, lipids and glucose.

Selenium

The Company supplied L-Selenomethionine and paid $9,500 to Ordway Research Organization to conduct a preclinical study on the *"Effect of L-Selenomethionine on Influenza Virus A and B"*. This study evaluated the effects of L-selenomethionine on the influenza virus.

Presentations and Publications in 2007:

A paper entitled *"Combination of Chromium and Biotin Improves Coronary Risk Factors in Hypercholesterolemia Type 2 Diabetes Mellitus: A Placebo-Controlled, Double Blind Randomized Clinical Trial"* was published in the Journal CardioMetabolic Syndrome. The paper concluded that chromium picolinate and biotin combination improves cardiometabolic risk factors.

A paper entitled *"Chromium Picolinate and Biotin Combination Improves Glucose Metabolism in Treated, Uncontrolled Overweight to Obese Patients with Type 2 Diabetes"* was published in Diabetes/Metabolism Research & Reviews. This paper concluded that the chromium picolinate/biotin combination, administered as an adjuvant to current prescription anti-diabetic medication, can improve glycemic control in overweight to obese individuals with type 2 diabetes; especially those patients with poor glycemic control on oral therapy.

A paper entitled *"Safety of Trivalent Chromium Complexes: No Evidence for DNA Damage in Human Hacat Keratinocytes"* was published in Free Radical Biology and Medicine. This paper concluded that there is no evidence of DNA damage and further supports the safety of chromium picolinate.

A paper entitled *"Chromium Picolinate Depressed Proliferation and Differentiation of 3T3-L1 Preadipocytes"* was published in Nutrition Research. This paper concluded that 50 ppb chromium picolinate significantly depressed preadipocyte proliferation and differentiation.

A paper entitled *"Comparison of Acute Absorption of Commercially Available Chromium Supplements"* was published in the Journal of Trace Elements in Medicine and Biology. This paper concluded that chromium picolinate is better absorbed than other marketed forms of chromium.

A paper entitled *"Effect of Chromium Supplementation and Copper Status on Glucose and Lipid Metabolism in Angus and Simmental Beef Cows"* was published in Animal Feed Science and Technology. This paper concluded that chromium picolinate supplementation improves glucose and lipid metabolism.

A paper entitled *"Effects Of Dietary Chromium Picolinate Supplementation On Serum Glucose, Cholesterol And Minerals Of Rainbow Trout (Oncorhynchus Mykiss)"* was published in Aquaculture International. This paper concluded that chromium picolinate improves glucose and lipids.

A paper entitled *"Chromium Picolinate and Biotin Combination Reduces Atherogenic Index of Plasma in Patients with Type 2 Diabetes Mellitus: A Placebo-Controlled, Double-Blinded, Randomized Clinical Trial"* was published in the American Journal of Medical Sciences. This paper concluded that combination of chromium picolinate and biotin may be a valuable nutritional adjuvant therapy to reduce the atherogenic index of plasma (AIP) and cardiovascular disease risk factors in people with type 2 diabetes mellitus.

A paper entitled *"Synergistic Effects of Conjugated Linoleic Acid and Chromium Picolinate Improve Vascular Function and Renal Pathophysiology in the Insulin-Resistant JCR:LA-Cp Rat"* was published in Diabetes, Obesity & Metabolism. This paper concluded that chromium picolinate improves vascular function and renal function

A paper entitled *"Clinical Studies on Chromium Picolinate Supplementation in Diabetes Mellitus--A Review"* was published in Diabetes Technology & Therapeutics". This review paper concludes that chromium picolinate improves insulin sensitivity in people with type 2 diabetes mellitus.

A paper entitled *"The Effect of Chromium Picolinate and Biotin Supplementation on Glycemic Control in Poorly Controlled Patients with Type 2 Diabetes Mellitus: A Placebo-Controlled, Double-Blinded, Randomized Trial"* was published in Diabetes Technology & Therapeutics. This paper concluded that chromium picolinate and biotin improves glycemic control.

A paper entitled *"Chromium Picolinate Supplementation Attenuates Body Weight Gain and Increases Insulin Sensitivity in Subjects with Type 2 Diabetes"* was published in Diabetes Care. This paper concluded that chromium picolinate attenuates body weight gain due to sulfonylureas in people with type 2 diabetes mellitus.

A paper entitled *"Chromium Picolinate Positively Influences the Glucose Transporter System Via Affecting Cholesterol Homeostasis in Adipocytes Cultured Under Hyperglycemic Diabetic Conditions"* was published in Mutation Research. This paper concluded that chromium supplementation improves hypercholesterolemia-associated disorders.

A paper entitled *"Chromium Picolinate Improves Insulin Sensitivity in Obese Subjects with Polycystic Ovary Syndrome"* in Fertility Sterility. This paper concluded that chromium picolinate, an over-the-counter dietary product, may be useful as an insulin sensitizer in the treatment of polycystic ovary syndrome.

A paper entitled *"Zinc Picolinate Supplementation Decreases Oxidative Stress in Rainbow Trout (Oncorhynchus Mykiss)"* was published in Aquaculture. This paper concluded that zinc picolinate reduces oxidative stress.

A poster presentation entitled *"Determination of Clinical Safety from a Randomized, Double-Blinded, Placebo Controlled 30-Day Acute Study of the Effects of Chromium Picolinate and Biotin Combination on Glucose Control in Overweight to Obese Patients with Poorly Controlled Type 2 Diabetes Mellitus"*, was given at the annual meeting of American College of Toxicology and the abstract was published in International Journal of Toxicology. This presentation reported that Diachrome is safe and with no reports of significant adverse effects.

A poster presentation entitled *"Chromium Improves Cardiovascular Risk Factors in High Fat Fed Wistar Rats Placed on Meat Protein Diet"* was given at the 4th Congress on the Insulin Resistance Syndrome and the abstract was published in Diabetes & Vascular Disease. This presentation reported that the combination of meat protein diet and chromium picolinate reduces cardiovascular risk factors.

A poster presentation entitled *"Effects of Whey Protein and Chromium Picolinate Supplementation on Body Composition and Metabolic Status in High Fat-Fed Rats"* was given at annual meeting of the North American Association for the Study of Obesity (NAASO) and the abstract was published in Obesity. This presentation reported that the combination of chromium picolinate and whey protein reduces body fat and improves insulin sensitivity.

A poster presentation entitled *"Effect of Chromium Picolinate in High Fat/ Streptozotocin-induced diabetes on Serotonin, Cortisol and Tryptophan Levels in Rats"* was given at the Collegium Internationale Neuropsychopharmacologicum annual meeting and the abstract was published in International Journal of Neuropsychopharmacology. This presentation reported that chromium picolinate improves insulin resistance, serotonin and reduces cortisol levels in diabetes-induced rat model.

A poster presentation entitled *"Chromium Picolinate Improves Blood Glucose: A Six-Year Follow-Up Study of 1,056 Patients with Type 2 Diabetes"* was given at International Diabetes Federation Congress. This presentation reported that chromium picolinate improves blood glucose and it is safe to use for patients with type 2 diabetes.

A poster presentation entitled *"Chromium Picolinate Improves Insulin Health in High-Fat-Diet-Fed Streptozotocin-Induced Diabetic Rats"* was given at annual meeting of Natural Products Association. This presentation reported that chromium picolinate improves insulin sensitivity in diabetes induced rat model.

A poster presentation entitled *"Effect of Chromium Picolinate and Biotin on Carbohydrate and Lipid Metabolism in a Rat Model of Type II Diabetes"* was given at the American Diabetes Association's annual scientific sessions and the abstract was published in Diabetes. This presentation reported that combination of chromium picolinate and biotin improves insulin sensitivity and improves glucose and lipid metabolism and did not cause any significant changes in liver and kidney functions.

A poster presentation entitled *"Long Term Supplementation of Combination of Chromium Picolinate and Biotin Improves Glycosylated Hemoglobin in Type 2 Diabetes Mellitus"* was given at American Diabetes Association's annual scientific sessions and abstract was published in Diabetes. This presentation reported that combination of chromium picolinate and biotin improves glycosylated hemoglobin in the 9-month trial.

Studies Completed in 2006:

Chromax

The Company supplied its Chromax chromium picolinate and paid $5,000 to Firat University, Turkey to conduct a preclinical study on the combination of Chromax chromium picolinate and whey protein/meat protein, entitled the *"Effect of Chromax and Whey Protein/Meat Protein on Insulin Resistance and Body Composition."* The study was designed to provide data on the effects of Chromax with whey protein/meat protein on diabetes and lipid risk factors, and to test for improvements in blood glucose control, beta cell function and insulin sensitivity. Results of this study showed that a combination of Chromax chromium picolinate and whey protein improved insulin sensitivity and reduced glucose and coronary risk lipids and lipoproteins. The study also showed that compared to meat protein alone, the combination of Chromax and meat protein reduced insulin resistance and improved blood lipids.

The Company supplied its Chromax chromium picolinate and paid $5,000 to Firat University, Turkey to conduct a preclinical study on Chromax chromium picolinate, entitled the *"Effect of Chromax on Serotonergic Properties and Improving Insulin Sensitivity."* The study was designed to provide data on the effects of Chromax chromium picolinate on insulin sensitivity, brain insulin, and chromium levels in relation to diabetes and lipid risk factors. Results of this study showed that Chromax chromium picolinate improved insulin sensitivity and improved chromium and insulin levels in the brain.

Diachrome

The Company has supplied its Diachrome product (Chromax chromium picolinate and biotin) and paid $92,000 to conduct an extension phase to the clinical study entitled *"A Randomized, Double Blinded, Placebo Controlled, Parallel Arm, Multicenter Study To Evaluate The Improvement In Glycemic Control, Lipid Levels, Quality Of Life And Healthcare Costs After Daily Administration Of Chromium Picolinate And Biotin In Patients With Type 2 Diabetes."* The study was designed to provide additional data on the longer-term effects (90 + 270 days) of Diachrome on diabetes risk factors, and to evaluate for continued improvements in blood glucose control, beta cell function and insulin sensitivity. Results from this study showed that long term supplementation with Diachrome continues to help improve blood sugar levels over a 9 month period and provided additional support for the use of Diachrome as a adjunctive nutritional therapy for people with diabetes.

The Company supplied its Diachrome product (Chromax chromium picolinate and biotin) and paid $10,000 to Firat University, Turkey to conduct a preclinical study, entitled the *"Effect of Diachrome on Glucose and Lipid Metabolism."* The study was designed to provide additional data on the effects of Diachrome on diabetes and lipid risk factors, and to test for improvements in blood glucose control, beta cell function and insulin sensitivity. Results of this study showed that Diachrome improved glycemic control and reduced coronary risk lipids and lipoproteins. Histopathology results showed that Diachrome also reduced microvascular complications.

Arginine Silicate Inositol Complex

The Company supplied its Arginine Silicate Inositol Complex and paid $45,000 to the United States Department of Agriculture in Grand Forks, MI to conduct a preclinical study on "The effect of dietary silicon on bone turnover and the inflammatory response may be through an immune response involving osteopontin". Results from this study showed that the arginine silicate complex has a physiological role that affects the expression or function of the pivotal cytokine osteopontin involved in cellular immune response and bone turnover.

Presentations and Publications in 2006:

A paper entitled "*Use of Chromium Picolinate and Biotin in the Management of Type 2 Diabetes: An Economic Analysis*" was published in Disease Management. This paper showed the significant improvement in blood glucose levels after taking chromium picolinate plus biotin (Diachrome) for 90 days. Average 3-year cost savings was estimated to range from $1,636 to $5,435 per patient with type 2 diabetes, and up to $42 billion in lifetime savings if Diachrome was used by the 1.17 million newly diagnosed patients.

A paper entitled "*Improved Glycemic Control after Diabetes Education and Chromium Picolinate/Biotin Supplementation in Type 2 Diabetes: Results from Patients Experience Pilot Program*" was published in Trace Elements and Electrolytes. This paper concluded that chromium picolinate and biotin combination reduced glycosylated hemoglobin and improved blood glucose control in patients with type 2 diabetes.

A paper entitled "*A Double-Blind, Placebo-Controlled, Exploratory Trial of Chromium Picolinate in Atypical Depression: Effect on Carbohydrate Craving*" was published in the Journal of Psychiatric Practice. This paper concluded that main effect of chromium was on carbohydrate craving and appetite regulation in depressed patients and that chromium picolinate may be beneficial for patients with atypical depression who also have severe carbohydrate craving.

A paper entitled "*Effect of Chromium Supplementation on Insulin Resistance and Ovarian and Menstrual Cyclicity in Women with Polycystic Ovary Syndrome*" was published in Fertility and Sterility. This paper concluded that in women with polycystic ovary syndrome, chromium picolinate improves glucose tolerance compared with placebo but does not improve ovulatory frequency or hormonal parameters.

A paper entitled "*Chromium Picolinate Improves Insulin Sensitivity in Obese Subjects with Polycystic Ovary Syndrome*" was published in Fertility and Sterility. This paper concluded that chromium picolinate, given without change in diet or activity level, caused a 38% mean improvement in glucose disposal rate in obese subjects with polycystic ovary syndrome who were tested with a euglycemic hyperinsulinemic clamp technique.

A paper entitled "*Effect of Chromium on the Insulin Resistance in Patients with Type II Diabetes Mellitus*" was published in Folia Medica (Plovdiv). This paper concluded that serum concentrations of chromium were significantly lower in diabetic patients than in the healthy individuals used as controls. This paper showed a significant decrease in immune-reactive insulin and the insulin resistance index after a two-month administration of chromium picolinate.

A paper entitled "*Effect of Chromium Picolinate on Modified Forced Swimming Test in Diabetic Rats: Involvement of Serotonergic Pathways and Potassium Channels*" was published in Basic Clinical Pharmacology Toxicology. This paper concluded that sub-active doses of chromium picolinate and glimeperide showed significant additive effects in modified forced swimming test and reduction in serum glucose concentrations. The additive effects indicate involvement of K(+) channels in antidiabetic and antidepressant actions of chromium picolinate.

A paper entitled "*Chromium Picolinate Enhances Skeletal Muscle Cellular Insulin Signaling in vivo in Obese, Insulin-Resistant JCR:LA-Cp Rats*" was published in Journal of Nutrition. This paper was the first to report the *in vivo* mechanism of action of chromium picolinate on enhancing glucose metabolism through enhancement of insulin-mediated intracellular signaling.

A paper entitled "*Chromium Activates Glucose Transporter 4 Trafficking and Enhances Insulin-Stimulated Glucose Transport in 3T3-L1 Adipocytes Via a Cholesterol-Dependent Mechanism*" was published in Molecular Endocrinology. These data reveal a novel mechanism by which chromium may enhance GLUT4 trafficking and insulin-stimulated glucose transport.

A paper entitled "*Chromium Picolinate, Rather than Biotin, Alleviates Performance and Metabolic Parameters in Heat-Stressed Quail*" was published in British Poultry Science. This paper concluded that supplementing the diet with chromium picolinate or chromium picolinate plus biotin decreased excretion of minerals while biotin alone did not effect excretion of minerals. Chromium supplementation, but not biotin supplementation, attenuated the decline in performance and antioxidant status resulting from heat stress.

A paper entitled "*Chromium Picolinate Does Not Produce Chromosome Damage in CHO Cells*" was published in Mutation Research. This paper concluded that chromium picolinate did not induce structural or numerical chromosome aberrations up to doses that were insoluble in the culture medium.

A paper entitled "*Lack of Mutagenicity of Chromium Picolinate in the Hypoxanthine Phosphoribosyltransferase Gene Mutation Assay in Chinese Hamster Ovary Cells*" was published in Mutation Research. This paper concluded that chromium picolinate was non-mutagenic in two independent CHO/Hprt assays and in an assay using a 48 h exposure period.

A paper entitled "*Effects of Chronic Chromium Picolinate Treatment in Uninephrectomized Rat*" was published in Metabolism. This paper concluded that chronic administration of chromium picolinate did not adversely affect renal function. Rather, the treatment improved the ability of the animal to dispose of an acute isotonic saline volume load, suggesting preservation of renal function.

A paper entitled "*Effects of Dietary Combination of Chromium and Biotin on Growth Performance, Carcass Characteristics, and Oxidative Stress Markers in Heat-Distressed Japanese Quail*" was published in Biological Trace Element Research. This paper concluded that Diachrome could be considered a protective dietary supplement by reducing the negative effects of high environment temperature on performance and oxidative stress in quail.

A paper entitled "*Supplementation with Chromium Picolinate Recovers Renal Chromium Concentration and Improves Carbohydrate Metabolism and Renal Function in Type 2 Diabetic Mice*" was published in Biological Trace Element Research. This paper concluded that chromium picolinate treatment in diabetic mice reduces the symptoms of hyperglycemia and improves the renal function by recovering renal chromium concentrations.

A paper entitled "*A Novel Complex of Arginine-Silicate Improves Micro and Macrovascular Function and Inhibits Glomerular Sclerosis in Insulin-Resistant JCR:LA-Cp Rats*" was published in Diabetologia. This paper concluded that the arginine-silicate complex, but not arginine-HCl, normalized the hypercontractile response of the aorta to phenylephrine via an NO-dependent pathway. In addition, the arginine-silicate complex increased coronary vasodilatation in response to bradykinin. Glomerular sclerosis was significantly reduced in rats treated with the arginine-silicate complex.

A paper entitled "*Dietary Arginine Silicate Inositol Complex during the Late Laying Period of Quail at Different Environmental Temperatures*" was published in British Poultry Science. This paper concluded that arginine silicate supplementation significantly improved egg quality and bone mineralization in quail during the late laying period and did not affect feed consumption or egg production.

A paper entitled "*Dietary Arginine Silicate Inositol Complex Improves Bone Mineralization in Quail*" was published in British Poultry Science. This paper concluded that supplementation with the arginine silicate complex significantly improved bone mineralization in quail and did not impact feed consumption, body weight gain, or feed efficiency.

A poster entitled "*Chromium Picolinate and Biotin Combination Reduces Atherogenic Index of Plasma in Patients with Type 2 Diabetes*" was presented at the International Symposium on Triglycerides and HDL-C. This presentation showed beneficial effects of chromium picolinate and biotin combination (Diachrome) on lowering the atherogenic index of plasma in people with type 2 diabetes.

An oral presentation entitled "*Nutrients Modulating Metabolic Syndrome Risk Factors*" was given at the American Oil Chemists Society. This presentation was on the prevention of metabolic syndrome risk factors (MSRF) with non-pharmacological interventions, such as policosanol, soy proteins, plant stanols and esters, isoflavones, omega 3 fatty acids and chromium.

A poster entitled "*Effect of Chromium Picolinate and Biotin Combination as an Adjunctive Nutritional Therapy in Poorly-Controlled Patients with Type 2 Diabetes Mellitus*" was presented at the European Association for the Study of Diabetes. This presentation showed that the addition of chromium picolinate and biotin could significantly improve glycemic control in poorly-controlled subjects with type 2 diabetes mellitus.

A poster entitled "*Evaluation of Clinical Safety from a Randomized Placebo Controlled Study on the Effects of the Combination of Chromium Picolinate and Biotin on Glycemic Control in People with Type 2 Diabetes*" was presented at the American College of Toxicology. This presentation showed that there were no clinically or statistically significant between-group differences observed in adverse events or clinical safety labs (including weight gain, liver enzyme elevations, or reduction in renal clearance).

A poster entitled " *Lack of Genotoxic Activity of Chromium Picolinate*" was presented at the University of Maine Chromium Workshop. This presentation showed that chromium picolinate is safe and is not genotoxic.

A poster entitled "*Protective Micro and Macro Vascular Effects of Chromium Picolinate in the Prediabetic State*" was presented at the Third Annual World Congress of Insulin Resistance Syndrome Congress. This presentation showed that chromium picolinate has marked beneficial effects against micro- and macro-vascular complications even in prediabetic stages of type 2 diabetes. This is evident in the normalization of metabolic status, suggesting direct effects on the endothelial function.

An oral presentation entitled "*The Effect Of Dietary Silicon On Bone Turnover and the Inflammatory Response May Be Through an Immune Response Involving Osteopontin*" was given at the International Chemical Congress of Pacific Basin Societies. This presentation showed that Si (from Arginine Silicate Complex) has an in vivo physiological role that affects the expression or function of the pivotal cytokine osteopontin involved in cellular immune response and bone turnover

A poster entitled "*The Beneficial Effects of Adding Chromium Picolinate and Biotin Supplementation in Elderly Subjects with Type 2 Diabetes Mellitus Subjects and Baseline LDL Cholesterol >100 mg/dL*" was presented at the 46th Annual Conference on Cardiovascular Disease Epidemiology and Prevention. This presentation showed the beneficial effects of chromium picolinate and biotin in reducing LDL cholesterol and cardiovascular risk score in patients with type 2 diabetes.

An oral presentation entitled "*Effects of Chromium Picolinate and Biotin Supplementation on Insulin Sensitivity and Lipid Profile in Fat-Fed, Streptozotocin-Treated Rats*" was given at the Experimental Biology Conference. The presentation showed that the combination of chromium picolinate and biotin might be beneficial for correcting hyperglycemia and reducing diabetes complications.

An oral presentation entitled "*Assessment of Diet Quality in Type 2 Diabetes Using the Healthy Eating Index*" was given at the Experimental Biology Conference. The presentation validated the Healthy Eating Index as an important tool for nutrition and chronic diseases.

A poster entitled "*Cardiovascular Health in Type 2 Diabetes in Relation to Calorie and Fat Intake*" was presented at the Nutrition Metabolism Society Conference. The presentation showed that cardiovascular disease symptoms in subjects with type 2 diabetes were correlated with poor diets consisting of high carbohydrate and fat intake combined with low micronutrient intake.

A poster entitled "*Effect of Chromium Picolinate/Biotin on Carbohydrate and Lipid Metabolism in a Rat Model of Type II Diabetes*" was presented at the 66th Scientific Sessions of the American Diabetes Association. The presentation showed that chromium picolinate and biotin has marked beneficial effects against microvascular complications.

A poster entitled "*Long Term Supplementation of Combination of Chromium Picolinate and Biotin Improves Glycosylated Hemoglobin in Type 2 Diabetes Mellitus*" was presented at the 66th Scientific Sessions of the American Diabetes Association. The presentation showed that long-term use of a combination of chromium picolinate and biotin was safe and effective for the treatment of poorly controlled type 2 diabetes.

An oral presentation entitled "*Chromium Picolinate Supplementation Enhances GLUT-4 Translocation in Skeletal Muscle in Subjects with Type 2 Diabetes*" was given at the 66th Scientific Sessions of the American Diabetes Association. The presentation showed that CrPic supplementation in subjects with Type 2 diabetes enhances insulin-stimulated GLUT4 translocation in skeletal muscle.

A poster entitled "*Chromium Picolinate Displays Protective Effects Against Insulin-Induced Insulin Resistance*" was presented at the 66th Scientific Sessions of the American Diabetes Association. The presentation showed that chromium picolinate corrects plasma membrane abnormalities associated with insulin resistance and promotes insulin-regulated GLUT4 translocation and glucose transport.

A poster entitled "*Plasma Membrane Cholesterol Reduction Induced by Chromium Picolinate Improves Insulin Action in 3T3-L1 Adipocytes Cultured under Hyperglycemic Conditions*" was presented at the 66th Scientific Sessions of the American Diabetes Association. The presentation showed a novel and significant effect of chromium on cholesterol homeostasis, thus providing an important clue to our understanding of how chromium supplementation might benefit individuals with diabetes.

A poster entitled *Effects of Chromium Picolinate in Nondiabetic Patients with Metabolic Syndrome: Results of a Randomized Controlled Trial*" was presented at the 66th Scientific Sessions of the American Diabetes Association. The presentation showed that chromium picolinate increases insulin secretion and modestly lowers LDL without improving insulin sensitivity in nondiabetic patients with Metabolic Syndrome.

Studies Completed in 2005:

Chromax

The Company gave a $900,000 research grant to Comprehensive Neuroscience Inc. to conduct a clinical study entitled "*The Effects of Chromium Picolinate in Atypical Depression.*" The study was a double-blind placebo-controlled trial of Chromax chromium picolinate in people with depression and symptoms that include carbohydrate cravings, weight gain and tiredness. Results from this study suggest that chromium picolinate exerts antidepressant effects in people with carbohydrate cravings and reduces their carbohydrate cravings.

The Company gave a $30,000 research grant to Ohio State University to conduct a clinical study entitled *"Acute Comparison of Different Forms of Zinc and Chromium Supplements."* The study was a single–blind trial of Chromax chromium picolinate compared to other forms of chromium in healthy women. Results from this study showed that chromium picolinate was better absorbed than the other forms of chromium tested.

Diachrome

The Company has supplied its Diachrome product (Chromax chromium picolinate and biotin) and paid $1,200,000 to conduct a clinical study that is entitled *"A Randomized, Double Blinded, Placebo Controlled, Parallel Arm, Multicenter Study To Evaluate The Improvement In Glycemic Control, Lipid Levels, Quality Of Life And Healthcare Costs After Daily Administration Of Chromium Picolinate And Biotin In Patients With Type 2 Diabetes."* Results from this study show that 90 days of supplementation with Diachrome can help improve blood glucose control and reduce elevated cholesterol levels in people with poorly controlled diabetes.

Presentations and Publications in 2005:

A paper on "*Absence of Toxic Effects in F344/N Rats and B6C3F1 Mice Following Subchronic Administration of Chromium Picolinate Monohydrate*" was published in Food Chemical Toxicology. This paper concluded that no compound-related changes in hematology and clinical chemistry parameters were observed. There were no histopathological lesions attributed to CPM in rats or mice.

A paper on "*Resistive Training and Chromium Picolinate: Effects on Inositols and Liver and Kidney Functions in Older Adults*" was published in International Journal of Sports Nutrition and Exercise Metabolism. This paper concluded that chromium picolinate is safe as dietary supplement.
A paper on "*Insulin Sensitizing Action of Chromium Picolinate in Various Experimental Models of Diabetes Mellitus*" was published in Journal of Trace Element and Medical Biology. This paper concluded that chromium picolinate significantly improves carbohydrate and lipid metabolism and suggests anti-diabetic action.

A scientific review paper on *"Role of Chromium in Human Health and in Diabetes"* was published in Diabetes Care. This paper concluded that chromium picolinate significantly reduces blood sugar levels and improves insulin sensitivity in type 2 diabetes.

A paper on "*Lower Toenail Chromium in Men with Diabetes and Cardiovascular Disease Compared with Healthy Men*" was published in Diabetes Care. This paper concluded that diabetic men with CVD have lower toenail chromium than healthy control subjects.

A paper on "*Chromium Supplementation Shortens QTc Interval Duration in Patients with Type 2 Diabetes Mellitus*" was published in American Heart Journal. This paper concluded that short-term chromium as chromium picolinate supplementation shortens QTc interval in patients with type 2 diabetes mellitus.

A paper on "*Effect of Chromium Supplementation on Blood Glucose and Lipid Levels in Type 2 Diabetes Mellitus Elderly Patients*" was published in the International Journal of Vitamin Nutrition Research. This paper concluded that chromium picolinate reduced postprandial blood glucose and coronary risk lipids and lipoproteins in elderly patients.

A paper on "*Effects of Acute Chromium Supplementation on Postprandial Metabolism in Healthy Young Men*" was published in the American College of Nutrition. This paper concluded that acute chromium supplementation showed an effect on postprandial glucose metabolism in most of the subjects.

A poster presentation entitled "*Improvement in Glycemic Control, Lipids and Insulin Sensitivity with the Combination of Chromium Picolinate and Biotin in Type 2 Diabetes Mellitus*" was given at the 65th

Scientific Sessions of American Diabetes Association. This presentation showed beneficial effects of chromium picolinate and biotin combination (Diachrome) on lowering elevated glycosylated hemoglobin (HbA1c), hyperglycemia and dyslipidemia in people with type 2 diabetes.

A poster presentation entitled "*Effect of Chromium Picolinate on Body Composition, Insulin Sensitivity, and Glycemic Control in Subjects with Type 2 Diabetes*" was given at the 65th Scientific Sessions of American Diabetes Association. This presentation reported CrPic supplementation in subjects with type 2 diabetics significantly improves insulin sensitivity and glucose control. Further, CrPic supplementation significantly attenuated body weight gain and visceral fat accumulation compared to the placebo group.

A poster presentation entitled "*Effect of Chromium Picolinate and Biotin Combination on Glycosylated Hemoglobin and Plasma Glucose in Subjects with Type 2 Diabetes Mellitus with Baseline HbA1c ≥ 10%*" was given at Endocrine Society Annual Meeting. This presentation reported reductions in glycosylated hemoglobin levels in poorly controlled type 2 diabetes.

A poster presentation entitled "*Effect of Chromium Picolinate and Biotin Combination on Coronary Risk Lipids and Lipoproteins in Subjects with non HDL –C (≥130 mg/dL) in Type 2 Diabetes Mellitus*" was given at the American Heart Association, Council on Arteriosclerosis, Thrombosis and Vascular biology. This presentation reported beneficial effects of chromium picolinate and biotin combination (Diachrome) on improving coronary risk lipids and lipoproteins in people with type 2 diabetes.

A poster presentation entitled "*Comparison of Acute Absorption of Various Types of Chromium Supplement Complexes*" was given at a meeting of the Federation of American Societies for Experimental Biology. This presentation reported that chromium picolinate is better absorbed than other chromium complexes used for supplement purposes.

A poster presentation entitled "*Dietary Chromium Intake and Risk Factors in Moderately Obese Subjects with Type 2 Diabetes Mellitus*" was given at a meeting of the Federation of American Societies for Experimental Biology. This presentation showed dietary chromium intakes and its correlation with diabetes risk factors in type 2 diabetes.

A poster presentation entitled "*Effects of Chromium Picolinate and Biotin Supplementation on Urinary Chromium and Diabetes Risk Factors in Moderately Obese Subjects with Type 2 Diabetes Mellitus*" was given at a meeting of the Second World Congress on Insulin Resistance Syndrome. This presentation reported that there is a significant relationship between urinary chromium and diabetes risk factors.

A poster presentation entitled "*Effect of Chromium Picolinate and Biotin on Post Prandial Hyperglycemia in Moderately Obese Subjects with Type 2 Diabetes Mellitus*" was given at The North American Association for the Study of Obesity. This presentation showed that chromium picolinate and biotin combination significantly reduced area under curve glucose and other lipid risk factors.

A poster presentation entitled "*Chromium Picolinate Does Not Produce Chromosome Damage in the In Vitro Mammalian Chromosome Aberration Test with CHO Cells*" was given at the Environmental Mutagen Society Annual Meeting. This presentation reported that chromium picolinate does not produce chromosome damage and aberration in Chinese hamster ovary cells.

A poster presentation entitled "*Lack of Mutagenicity of Chromium Picolinate in the CHO/HGPRT Mutation Assay: Results from Standard Tests and a Test with a 48-Hour Exposure Period*" was given at the Environmental Mutagen Society Annual Meeting. This presentation reported that CrPic (as Chromax®) was concluded to be non-mutagenic both in the standard CHO/HGPRT assay and in the test using a 48-hour exposure period.

A poster presentation entitled "*Evaluation of Safety in a Clinical Trial Studying the Effects of Chromium Picolinate on Atypical Depression*" was given at the Annual Meeting of the American College of

Toxicology. This presentation showed that daily oral administration of 600 mcg Cr, as CrPic, is safe and well tolerated with no clinically meaningful differences in adverse events, including sexual dysfunction and weight gain, as compared to placebo.

A presentation entitled "*Evaluation of the Genotoxicity and Potential Carcinogenicity of Chromium Picolinate*" was given at the Annual Meeting of the Center for Disease Control: The National Institute of Occupational Health. This presentation reported that chromium picolinate is not genotoxic.

Studies Completed in 2004:

Chromax

The Company gave a $121,000 research grant to the University of Connecticut to conduct a clinical study entitled "*A Randomized, Double Blinded, Placebo Controlled, Parallel Arm Study to Evaluate the Effect of Chromium Picolinate Supplementation on Glycogen Resynthesis after Exercise*". This study was a double–blind placebo-controlled trial in healthy moderately overweight men, to evaluate if Chromax chromium picolinate could restore muscle glycogen levels after intense exercise. Results from this study are currently being evaluated.

The Company gave a $900,000 research grant to Comprehensive Neuroscience Inc. to conduct a clinical study on "*The Effects of Chromium Picolinate in Atypical Depression.*" The study was a double–blind placebo-controlled trial of Chromax chromium picolinate in people with depression and symptoms that include carbohydrate cravings, weight gain and tiredness. Results from this study suggest that chromium picolinate exerts antidepressant effects in people with carbohydrate cravings and reduces their carbohydrate cravings.

Diachrome

The Company has supplied its Diachrome product (Chromax chromium picolinate and biotin) and paid $190,000 to conduct a clinical study that is entitled "*A Randomized, Double Blinded, Placebo Controlled, Parallel Arm, Study To Evaluate The Improvement In Glycemic Control After Daily Administration Of Chromium Picolinate And Biotin In Patients With Type 2 Diabetes Mellitus.*" Results from this study show that 30 days of supplementation with Diachrome can help improve blood glucose control and reduce elevated cholesterol levels in people with poorly controlled diabetes.

Presentations and Publications in 2004:

A paper on "*Determining The Safety Of Chromium Tripicolinate For Addition To Foods As A Nutrient Supplement*" was published in Food Chemical Toxicology. This paper concluded that chromium picolinate is safe for addition to foods as a supplement.

A poster presentation entitled "*Chromium Picolinate And Biotin Combination Improves Blood Sugar Control In People With Type 2 Diabetes*" was given at the International Diabetes Federation. This presentation showed beneficial effects of chromium picolinate and biotin combination (Diachrome) on lowering elevated glycosylated hemoglobin (HbA1c) in people with type 2 diabetes.

A poster presentation entitled "*Chromium With Biotin Combination Decreases Fasting And Post Prandial Glucose Levels In People With Type 2 Diabetes Mellitus*" was given at the North American Association of Study of Obesity. This presentation reported beneficial effects of chromium picolinate and biotin combination (Diachrome) on lowering post prandial and fasting blood glucose levels in people with type 2 diabetes.

A poster presentation entitled "*Program Including Chromium Picolinate And Biotin Helps To Improve Glycemic Control In Type 2 Diabetes*" was given at the First World Congress on Insulin Resistance

Syndrome. This presentation reported beneficial effects of chromium picolinate and biotin combination (Diachrome) on improving glycemic control in people with type 2 diabetes.

A presentation entitled "*Improvement in Fasting Blood Glucose with the Combination of Chromium Picolinate and Biotin In Type 2 Diabetes Mellitus*" was given at the 64th Annual Scientific Meetings of American Diabetes Association. This presentation reported reductions in fasting blood glucose levels and fructosamine levels in people with type 2 diabetes.

A poster presentation entitled "*Chromium Picolinate And Biotin Combination Improves Coronary Risk Factors*" was given at AHA Council on Arteriosclerosis, Thrombosis and Vascular Biology 5th Annual Conference meeting. This presentation reported reductions in coronary risk lipids and lipoprotein levels in people with type 2 diabetes.

A poster presentation entitled "*The Combination of Chromium Picolinate And Biotin Improves Glycemic Control In Patients With Type 2 Diabetes Mellitus*" was given at the 64th Annual Scientific Meetings of American Diabetes Association. This presentation discussed beneficial effects of chromium picolinate and biotin combination (Diachrome) in reducing glycosylated hemoglobin (HbA1c) in people with type 2 diabetes.

A presentation entitled "*Chromium and Insulin Resistance*" was given at a meeting of the Federation of American Societies for Experimental Biology. This presentation summarized several recent presentations and publications that demonstrate chromium picolinate efficacy and safety.

Studies Completed in 2003:

Chromax

The Company supplied its Chromax chromium picolinate to the University of Vermont for a clinical study that was funded by the American Diabetes Association. The study is entitled "*Evaluation of the Effect of Chromium Picolinate in People with Type 2 Diabetes,*" and is designed to evaluate the effect of Chromax chromium picolinate on insulin sensitivity in people with type 2 diabetes. The study reported that chromium picolinate supplementation improved glycemic control in people with type 2 diabetes through enhancement of insulin action in cellular signaling.

Presentations and Publications in 2003:

An article on "*Chromium and Cardiovascular Disease*" was published in Advances in Heart Failure (International Academy of Cardiology). This article reviewed the significant beneficial effects of chromium picolinate on coronary heart disease risk factors, such as lipids and lipoproteins, in both animal and human studies.

A poster presentation entitled "*Glucose Uptake Of Chromium Picolinate, Chromium Polynicotinate And Niacin*" was presented at a meeting of the Federation of American Societies for Experimental Biology. This presentation reported on chromium picolinate enhancement of glucose uptake in skeletal muscle cells.

A poster presentation on "*Chromium Picolinate Increases Skeletal Muscle PI3 Kinase Activity in Obese, Hyperinsulinemic JCR:LA Corpulent Rats*" was presented at the 63rd annual meeting and scientific sessions of the American Diabetes Association. The presentation reported a mechanism of action by which chromium picolinate enhances insulin activity.

Presentations and Publications in 2002

A paper entitled "*Oral Chromium Picolinate Improves Carbohydrate And Lipid Metabolism And Enhances Skeletal Muscle Glut-4 Translocation In Obese, Hyperinsulinemic (JCR-LA Corpulent) Rats*" was published in The Journal of Nutrition 2002. This article reported that chromium picolinate helps in treatment of the insulin resistance syndrome. Chromium picolinate supplementation was also shown to enhance insulin sensitivity, glucose metabolism and blood lipids.

A poster presentation entitled *"Antimutagenic Activity Of Chromium Picolinate In The Salmonella Assay"* was presented at XIV World Congress of Pharmacology. The presentation reported that chromium picolinate is non-mutagenic.

Governmental Regulation

The U.S. Food and Drug Administration ("FDA") regulates the labeling and marketing of the Company's dietary supplements under the Dietary Supplement and Health Education Act ("DSHEA"). Under DSHEA, dietary supplements that were first marketed as dietary supplements after October 1994 require safety approval by the FDA. See "The Company's Existing Ingredient Business" for further information on the safety of the Company's products. Under DSHEA, the Company is required to submit for FDA approval claims regarding the effect of its dietary supplements on the structure or function of the body. DSHEA also requires an FDA approval for claims that relate dietary supplements to disease prevention (so-called "health claims").

To enhance its market applications, the Company elected to seek FDA approval for health claims. On August 25, 2005, the FDA recognized chromium picolinate as a safe nutritional supplement that may reduce the risk of insulin resistance and possibly type 2 diabetes. The FDA declined to permit other qualified health claims that were proposed by the Company. The FDA concluded:

"One small study suggests that chromium picolinate may reduce the risk of insulin resistance, and therefore possibly may reduce the risk of type 2 diabetes. FDA concludes, however, that the existence of such a relationship between chromium picolinate and either insulin resistance or type 2 diabetes is highly uncertain."

The FDA also concluded that chromium picolinate is safe stating the following:

"FDA concludes at this time, under the preliminary requirements of 21 CRF 101.14(b)(3)(ii), that the use of chromium picolinate in dietary supplements as described in the [approved] qualified health claims discussed in section IV is safe and lawful under the applicable provisions of the Act."

The Federal Trade Commission ("FTC") regulates product-advertising claims and requires that claims be supported by competent and reliable scientific evidence.

Prior to our acquisition of a California limited partnership called Nutrition 21 ("Nutrition 21 LP"), the FTC opened an inquiry into certain of the claims that Nutrition 21 LP was making for chromium picolinate. The inquiry was terminated by the FTC with Nutrition 21 LP entering into a consent agreement that requires Nutrition 21 LP to support its claims by competent and reliable scientific evidence. After we acquired Nutrition 21 LP in 1997, we undertook new clinical studies to support the claims we intended to make for our products. The FTC has subsequently audited our chromium picolinate advertising and has not found either a lack of competent and reliable scientific evidence or a failure to comply with the consent agreement. The FTC continues to monitor our advertising and could limit our advertising in ways that could make marketing our products more difficult or result in lost sales.

We are negotiating a settlement with QVC regarding liability for weight loss advertising claims that were made on QVC, Inc. televised shopping programs for Lite Bites, a product that we have since discontinued. We anticipate that any settlement would also resolve potential claims by the FTC against us for these advertising claims. The cost of any settlement has not been reserved for in our financial statements and any material settlement could have a significant impact on our operating results at the time the amount thereof becomes reasonably ascertainable. See "Litigation."

Proprietary Rights

Trademarks

Chromax, Diachrome, Iceland Health, Selenomax, SelenoPure, Zinmax, Zenergen, and Magnemax are among the more well known trademarks owned by Nutrition 21: Chromax for chromium picolinate; Diachrome for chromium picolinate and biotin; Iceland Health for Omega-3 supplements; Selenomax for high selenium yeast; SelenoPure for yeast-free selenium; Zinmax for zinc picolinate; Zenergen for chromium picolinate and conjugated linoleic acid; and Magnemax for manganese picolinate.

Patents

Nutritional Patents

Our significant patents consist of:

- three method of use patents that expire in 2009 that cover the use in low doses of chromium picolinate for improving body composition, glucose stabilization and cholesterol maintenance,

- another method of use patent that expires in 2015 and covers the use of high doses of chromium picolinate for glucose stabilization,

- four patents that expire in 2017 and cover the use of chromium for relieving the symptoms of depression and pre-menstrual syndrome,

- two composition of matter patents that expire in 2017 and cover chromium picolinate and biotin compositions and their use for stabilizing serum glucose,

- one composition of matter patent that expires in 2017 and covers a composition of chromium picolinate and other ingredients and its use for improving body composition, and

- 12 other chromium-based patents that expire in 2017, 2018 and 2021 that cover a range of compositions and uses for which we do not offer products.

We have also applied for 11 other United States patents relating to improving insulin sensitivity, improving cognitive function, improving immune function, reducing hyperglycemia, and treatment of diabetes, dyslipidemia, hypercholesterolemia and other diseases.

Composition of matter patents protect the manufacture, sale or use of a product. Method of use patents cover the use of a product. Method of use patents are more difficult to enforce since the actual infringer is the person that takes the chromium picolinate for the patented use. In order to enforce a method of use patent against manufacturers or sellers, the patent owner must prove contributory or induced infringement, which is more difficult than enforcing a composition of matter patent.

The Company maintains non-disclosure safeguards, including confidentiality agreements, with employees and certain consultants. There can be no assurance, however, that others may not independently develop similar technology or that secrecy will not be breached despite any agreements that exist.

Although the Company holds exclusive rights to United States patents for the nutritional uses for which chromium picolinate is sold, the Company is often faced with competition from companies, including importers that disregard its patent rights. These companies take calculated risks that the Company will not sue to enforce its patent rights against them. The Company determines whether to file suit against an infringer by taking into consideration an estimate of infringing sales and the cost of patent enforcement. While there is no guarantee that the Company will be able to successfully enforce its patent rights against these competitors, the Company continues to monitor industry practices.

Pharmaceutical Patents

The Company owns more than 200 patents relating to, among other things, the expression and production of proteins by recombinant Bacillus strains; plasmid vectors and methods of construction; expression and production of recombinant lysostaphin; novel bacteriocin compositions and their use as broad spectrum bactericides; the use of bacteriocin compositions to treat bovine mastitis; the use of bacteriocin compositions in oral healthcare; the use of bacteriocin compositions on skin for healthcare and hygiene; and the use of bacteriocin compositions in gastrointestinal healthcare. These patents are licensed to Biosynexus Incorporated, and ImmuCell Corporation as set forth under "Pharmaceutical Products Licensed to Third Parties."

The Company maintains trade secret protection for bacterial strains, technical know-how, and other information it considers proprietary and beneficial for the manufacture, use, regulatory approval, and marketing of the Company's products.

Competition

Numerous manufacturers and retailers compete actively for consumers. In addition, nutritional supplements can be purchased in a wide variety of channels of distribution. These channels include mass market retail stores and the Internet. These markets generally have low barriers to entry. Private label products of our customers also provide competition to our products. Additional national or international companies may seek in the future to enter or to increase their presence in the health foods channel or the vitamin, mineral supplement market.

In our ingredients business, we believe that we have a relatively strong position for existing stand-alone chromium sales, and we have a relatively small market share for sales of chromium into multi-ingredient products. Our major competitor in this business is InterHealth Nutraceuticals Inc. which is a privately held company that markets chromium polynicotinate.

Our therapeutic branded business confronts many large established companies in a huge industry that serves the diabetes therapeutic market. The market is served by the major pharmaceutical companies that offer various medications to diabetics. Our success in this arena will in large part depend on our obtaining a scientific consensus that our supplement offers benefits that are competitive with the numerous products offered by companies that participate in this business.

Our omega-3 business is highly competitive. As we enter retail distribution channels with our omega-3 products, we will be entering an intensely competitive market with large established companies and brands such as Nordic Naturals, which offers omega-3 fatty acids that have potency and purity similar to our products, as well as Bumble Bee Seafoods and Puritan's Pride.

Supply and Manufacturing

We rely on outside suppliers to formulate, manufacture and package our products. We do not have long-term agreements with any of our suppliers other than our manufacturer in Iceland. We acquire omega-3 fatty acids that are sold as Iceland Health Omega 3 from the manufacturer in Iceland under an agreement that gives us the exclusive right until 2015 to import omega-3 fatty acids from this manufacturer and to distribute this product in the United States. These products are identified on packaging as "coming from Iceland."

We purchase omega-3 fatty acids for our Iceland Health Joint Relief product from various suppliers in the United States, on a purchase order basis, for sale in packaging that does not identify the product as "coming from Iceland." Should our manufacturer in Iceland fail to adequately supply us at any time, we believe that we can with some disruption purchase additional omega-3 fatty acids from our current or other suppliers in the US, but we may be adversely affected by our inability to identify these products as "coming from Iceland."

We purchase our chromium and related compounds on a purchase order basis from several suppliers, but our business may nevertheless be disrupted if we are required to change a significant supplier.

All of the Company's suppliers are GMP (Good Manufacturing Practices) compliant as published by the U. S. Pharmacopeia for nutritional supplements as well as proposed FDA GMPs for nutritional supplements. GMP is a system of procedures and documentation written or analytical, to assure our products contain the appropriate strength, quality, composition and purity which they purport to have.

Employees

As of June 30, 2007, the Company had 30 full-time employees, of whom 4 were executive employees, 7 were administrative, 15 were engaged in marketing and sales, and 4 were involved in research, process and product development, and manufacturing. The Company does not have a collective bargaining agreement with any of its personnel and considers its relationship with its employees to be satisfactory.

Item 1A. RISK FACTORS

An investment in the Company involves the following risks, among others:

Financial Performance and Reporting Risks

We have not been profitable for the last six fiscal years. We had net losses of $19.148 million, $10.317 million, $7.044 million, $5.901 million, $10.506 million and $6.011 million for the fiscal years ended on June 30, 2007, 2006, 2005, 2004, 2003 and 2002, respectively. As of June 30, 2007, our accumulated losses aggregated approximately $91.433 million. As a result we have been required periodically to rely on offerings of securities to fund cash shortfalls in our business. We will likely continue to be unprofitable in the future should we fail to increase our revenues significantly.

In the fiscal years ending June 30, 2008 and 2009, respectively, we expect to incur approximately $0.5 million and $0.3 million of expenses for accretion of debt discount and amortization of debt issuance costs on Series I preferred stock that was issued in fiscal year 2005. The issuance of Series J preferred stock in September, 2007 may increase these expenses. Also, the issuance of additional securities other than common stock may increase these expenses.

We may use significant cash in our operations and may need to raise additional funds. During the fiscal year ended June 30, 2007 cash used in operations was $10.3 million. To fund any negative cash flow and to support the marketing and other expenses we envision, we may need to raise funds. There is no assurance that additional funds will be available on terms favorable to the Company and its shareholders, or at all. The Series J preferred stock limits our ability to incur indebtedness and to issue additional preferred stock.

Failure to remediate the material weaknesses in our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price. During the audit of our financial statements for the year ended June 30, 2007, we identified a material weakness in our internal control over financial reporting that is set out in Item 9A of this Report. As defined by the Public Company Accounting Oversight Board Auditing Standard No. 5, a material weakness is a deficiency or a combination of deficiencies over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or the interim financial statements will not be prevented or detected.

Business Strategy and Operational Risks

As a part of our business strategy, we have made and may continue to make acquisitions. These acquisitions could disrupt our operations and harm our operating results. An element of our strategy includes expanding our product offerings, gaining shelf-space and gaining access to new skills and other resources through strategic acquisitions when attractive opportunities arise. Acquiring additional businesses and the implementation of other elements of our business strategy are subject to various risks and uncertainties. Some of these factors are within our control and some are outside our control. These risks and uncertainties include, but are not limited to, the following:

Any acquisition may result in significant expenditures of cash, stock and/or management resources,

Acquired businesses may not perform in accordance with expectations,

We may encounter difficulties and costs with the integration of the acquired businesses,

Management's attention may be diverted from other aspects of our business,

We may face unexpected problems entering geographic and product markets in which we have limited or no direct prior experience,

We may lose key employees of acquired or existing businesses,

We may incur liabilities and claims arising out of acquired businesses, and

We may incur indebtedness or issue additional capital stock which could be dilutive to holders of our common stock.

By way of example, our acquisition of Iceland Health, Inc. has materially increased the size of our business and has raised challenges that could adversely affect our goal to achieve profitable operations. We acquired Iceland Health, Inc. on August 25, 2006. This acquisition permitted us to enter the business of offering omega-3 products into the consumer market. The addition of the Iceland Health products substantially increased our size, by contributing approximately 52% of our revenues in the two quarters following the acquisition. Iceland Health uses distribution channels (principally direct response rather than through mass retailers) which differ from those of our traditional product lines and with which our management had little experience. We have also needed to bolster the management resources of Iceland Health. As a result, this acquisition has contributed to our losses. We cannot assure you that we will be able to capitalize on Iceland Health's products lines and achieve profitability in this business or in our company as a whole.

Because a significant portion our sales is to a small number of retail customers, we are dependent to a large degree upon these customers and their ability to successfully sell our products. In fiscal 2007, two of our mass merchandise retail customers together accounted for approximately 14% of our total revenues, and ten of our mass merchandise retail customers represented approximately 18% of our total revenues. Consistent with industry practice, we do not operate under a long-term written supply contract with our mass merchandise retail customers. Our business would materially suffer if we lost any major mass merchandise retail customer or if our business with a major mass merchandise retail customer were to decrease significantly.

The success of our retail distribution business is dependent, to a large degree, on the positioning of our products by our mass merchandise retail customers and on the support they provide for our products, which are outside our control and in turn depend in large part on the level of sales of our products.

A significant amount of marketing expenditures is required in order to generate sales of our products, and we cannot be certain if our marketing initiatives will be successful or if we will be able to raise these funds. Both our mass merchandise retail distribution business and our Iceland Health direct response marketing business require substantial expenditures to generate sales.

To succeed in our arrangements with mass merchandise retailers we need to launch and maintain successful marketing campaigns to encourage consumers to purchase branded products stocked by these retailers. Our failure to generate such demand could cause retailers to terminate their relationship with us. Our arrangements with mass retailers are terminable by them on notice.

Our direct response marketing business requires significant expenditure for the purchase of media advertising and related matters in advance of sales. Growth in our sales of Iceland Health omega-3 products will be impaired if we do not successfully introduce these products into our mass distribution channels with the support of significant marketing expenditures.

Our marketing and related expenses aggregated approximately 80% of total revenues in the fiscal year ended June 30, 2007.

We rely on a limited number of products for the majority of our sales and any reduction in the demand for or availability of these products would have an adverse effect on our sales. Our significant products are limited to Chromax, Diachrome, Iceland Health Omega-3 and Iceland Health Joint Relief, and we are in the process of launching Advanced Memory Formula, a product for the support of cognitive function. This narrow line of products puts us at risk of being affected adversely should sales of even a small number of products fail to grow as expected or decline, or should new products not be accepted in the marketplace either initially or not at all. Successful growth of our business depends on our ability to develop and market new products on a continuous basis.

We rely on outside suppliers to formulate, manufacture and package our products. Because we do not have long-term agreements with any of our suppliers other than our manufacturer in Iceland, our business could be disrupted if our relationship with a supplier is terminated or curtailed, or if a supplier suffers financial difficulties or otherwise fails to supply us on a timely basis and at favorable prices. We acquire omega-3 fatty acids that are sold as Iceland Health Omega 3 from a manufacturer in Iceland under an agreement that gives us the exclusive right until 2015 to import omega -3 fatty acids from this manufacturer and to distribute this product in the United States. These products are identified on packaging as "coming from Iceland." We purchase omega-3 fatty acids for our Iceland Health Joint Relief product from various suppliers in the United States, on a purchase order basis, for sale in packaging that does not identify the product as "coming from Iceland." Should our manufacturer in Iceland fail to adequately supply us at any time, we believe that we can with some disruption purchase additional omega-3 fatty acids from our current or other suppliers in the US, but we may be adversely affected by our inability to identify these products as "coming from Iceland." We purchase our chromium and related compounds on a purchase order basis from several suppliers, but our business may nevertheless be disrupted if we are required to change a significant supplier.

The failure of third party call center operators to effectively handle customer calls could adversely affect our business. We rely on outside contractors for the call center requirements of our direct response marketing business, and we are dependent on the uninterrupted and efficient operation of these facilities. Should we experience unacceptable numbers of uncompleted calls we will need to slow our marketing of Iceland Health products and to commit additional resources to better train our call center suppliers.

Several researchers have questioned the safety of chromium picolinate, and we may be liable for damages if our products are proven to have harmful side effects.

In 1995 and 2002, a research group headed by Dianne Stearns, Ph.D. (University of Dartmouth College and Northern Arizona University) administered chromium picolinate in a laboratory to Chinese hamster ovary cell lines and reported safety concerns. Also, in 2003, a research group headed by John Vincent, Ph.D. (University of Alabama) administered chromium picolinate to fruit flies and reported safety concerns.

See "The Chromium Franchise" for recent safety announcements issued by the United States' Food & Drug Administration (FDA) and the United Kingdom's Food Standards Agency (FSA). However, the Stearns and Vincent studies can nevertheless reduce the marketability of our products. In addition, if in fact safety concerns are well founded for humans, our viability will be affected since a large portion of our revenues is derived from the sale of chromium picolinate for inclusion in nutritional supplement products.

Harmful effects could also result in legal action against us. We have $5.0 million of product liability insurance for the products we currently market and intend to obtain product liability insurance for products we will market in the future. We may not succeed in obtaining additional insurance or obtaining insurance sufficient to cover all possible liabilities.

If we are unable to retain key personnel, our ability to manage our business effectively and continue our growth could be negatively impacted. Paul Intlekofer, our Chief Executive Officer, and other key management employees are primarily responsible for our day-to-day operations, and we believe our success depends in part on our ability to retain them and to continue to attract additional qualified individuals to our management team. We do not have an employment agreement with any of our key management employees. The loss or limitation of the services of any of our key management employees or the inability to attract additional qualified management personnel could have a material adverse effect on our business, financial condition, and results of operations.

We have no proprietary rights in products that we import from Iceland. The Iceland manufacturer of the omega-3 fatty acids that we sell as "coming from Iceland" uses a patented distillation process to remove toxins and dioxins from the fish oils from which the product is derived. However, the product itself is not patented, nor do we have the right to sue persons who infringe on the manufacturer's distillation process. Further, the product competes with omega-3 fatty acids that are produced with competitive distillation processes or that are derived directly from algae in a process that does not need to remove toxins and dioxin.

If we do not timely take action to overcome the effect of the expiration of our patent rights, or if we do not enforce our patent rights, or are unsuccessful enforcing our patent rights, we will face increased competition. Our significant patents consist of:

- three method of use patents that expire in 2009 that cover the use in low doses of chromium picolinate for improving body composition, glucose stabilization and cholesterol maintenance,

- another method of use patent that expires in 2015 and covers the use of high doses of chromium picolinate for glucose stabilization,

- four patents that expire in 2017 and cover the use of chromium for relieving the symptoms of depression and pre-menstrual syndrome,

- two composition of matter patents that expire in 2017 and cover chromium picolinate and biotin compositions and their use for stabilizing serum glucose,

- one composition of matter patent that expires in 2017 and covers a composition of chromium picolinate and other ingredients and its use for improving body composition, and

• 12 other chromium-based patents that expire in 2017, 2018 and 2021 that cover a range of compositions and uses for which we do not offer products.

Our ingredients business accounted for approximately 18% of our revenues in the fiscal year 2007 and, since our ingredients are not branded, this business depends almost entirely on the strength of our patents. Our branded products that are based on chromium picolinate or other patented compounds also benefit from patent protection. We will be materially and adversely affected if, by the expiration date of significant patents, which is 2009 for our patents for low dose uses of chromium picolinate, we cannot maintain prior revenue levels by reducing prices and increasing unit sales or by developing other formulations of chromium picolinate products to replace any reduction in sales.

We have also applied for 11 other United States patents relating to improving insulin sensitivity, improving cognitive function, improving immune function, reducing hyperglycemia, and treatment of diabetes, dyslipidemia, hypercholesterolemia and other diseases. If we do not obtain patent protection, our ability to develop and market products for these disease states will be adversely affected, since we will be subject to competition on the products we develop. In addition, we expect to incur significant expense for the development and marketing of our cognitive product and we may be adversely affected should our application for a patent for our new cognitive product not be approved. Despite past successes in obtaining patent protection, there is no guarantee a patent will be granted in each instance.

Composition of matter patents protect the manufacture, sale or use of a product. Method of use patents cover the use of a product. Method of use patents are more difficult to enforce since the actual infringer is the person that takes the chromium picolinate for the patented use. In order to enforce a method of use patent against manufacturers or sellers, the patent owner must prove contributory or induced infringement, which is more difficult than enforcing a composition of matter patent.

We are from time to time faced with competition from companies, including importers, that disregard our patent rights. Companies frequently take calculated risks that we will not sue to enforce our patent rights against them and that we will not prevail in any suits that we do bring. In considering whether to bring a suit, we take into account the legal costs of enforcing the patent.

Competitors who disregard our patent rights can undercut our prices because they avoid paying for the technology in their products.

If we fail to protect our trademarks, then our ability to compete could be negatively affected, which would harm our financial condition and operating results. The market for our products depends to a significant extent upon the goodwill associated with our Chromax, Diachrome and Iceland Health trademarks. We own the material trademark rights used in connection with the packaging, marketing and distribution of our products in the markets where those products are sold. Therefore, trademark protection is important to our business. Although most of our trademarks are registered in the United States and in certain foreign countries in which we operate, we may not be successful in asserting trademark protection. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The loss or infringement of our trademarks could impair the goodwill associated with our brands and harm our reputation, which would harm our financial condition and operating results.

Industry and Market Risks

We are highly dependent upon consumers' perception of the safety and quality of our products as well as similar products distributed by other companies in our industry, and adverse publicity and negative public perception regarding particular ingredients or products or our industry in general could limit our ability to increase revenue and grow our business. Decisions about purchasing made by consumers of our products may be affected by adverse publicity or negative public perception regarding particular ingredients or products or our industry in general. This negative public perception may include publicity regarding the legality or quality of particular ingredients or products in general or of other companies or our products or ingredients specifically. Negative public perception may also arise from regulatory investigations, regardless of whether those investigations involve us. We are highly dependent upon consumers' perception of the safety and quality of our products as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that such products may be harmful could have a material adverse effect on us, regardless of whether these reports are scientifically supported. Publicity related to nutritional supplements may also result in increased regulatory scrutiny of our industry. Adverse publicity may have a material adverse effect on our business, financial condition and results of operations. There can be no assurance of future favorable scientific results and media attention or of the absence of unfavorable or inconsistent findings.

Changes in consumer preferences and discretionary spending could negatively impact our operating results. Our business is subject to changing consumer trends and preferences. Our continued success depends in part on our ability to anticipate and respond to these changes, and we may not respond in a timely or commercially appropriate manner to such changes. Furthermore, the nutritional supplement industry is characterized by rapid and frequent changes in demand for products and new product introductions and enhancements. Our failure to accurately predict these trends could negatively impact consumer opinion of our products, which in turn could harm our customer and distributor relationships and cause the loss of sales.

We face intense competition from competitors that are larger, more established and possess greater resources than we do, and if we are unable to compete effectively, we may be unable to grow our market share in order to become profitable. Numerous manufacturers and retailers compete actively for consumers. There can be no assurance that we will be able to compete in this intensely competitive environment. In addition, nutritional supplements can be purchased in a wide variety of channels of distribution. These channels include mass market retail stores and the Internet. Because these markets generally have low barriers to entry, additional competitors could enter the market at any time. Private label products of our customers also provide competition to our products. Additional national or international companies may seek in the future to enter or to increase their presence in the health foods channel or the vitamin, mineral supplement market. Increased competition in either or both could have a material adverse effect on us.

In our ingredients business, we believe that we have a relatively strong position for existing stand-alone chromium sales, and we have a relatively small market share for sales of chromium into multi-ingredient products. Our major competitor in this business is InterHealth Nutraceuticals Inc. which is a privately held company that markets chromium polynicotinate.

Our therapeutic branded business confronts many large established companies in a huge industry that serves the diabetes therapeutic market. The market is served by the major pharmaceutical companies that offer various medications to diabetics. Our success in this arena will in large part depend on our obtaining a scientific consensus that our supplement offers benefits that are competitive with the numerous products offered by companies that participate in this business.

Our omega-3 business is highly competitive. As we enter retail distribution channels with our omega-3 products, we will be entering an intensely competitive market with large established companies and brands such as Nordic Naturals, which offers omega-3 fatty acids that have potency and purity similar to our products, as well as Bumble Bee Seafoods and Puritan's Pride.

Our product sales may decline due to the introduction by others of products that have competitive advantages. We are not aware of any studies that compare the relative advantages or disadvantages of our products as against other competitive products. Research supporting competitors' claims in the nutrition supplement market is not subject to mandatory review by any government agency. Therefore, new products can appear and be brought to market rapidly and with little advance notice. Competitive products may appear or be supported by new research before we are able to respond with new product development or countervailing research. If competing products are developed that customers believe are superior to our products, sales of our products could decline and our business would be harmed.

Our products are subject to government regulation, which could limit or prevent the sale of our products. The manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products are subject to regulation by numerous national and local governmental agencies in the United States and other countries. The primary regulatory bodies in the United States are the FDA and FTC. Failure to comply with these regulatory requirements may result in various types of penalties or fines. These include injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. Individual states also regulate nutritional supplements. A state may interpret claims or products presumptively valid under federal law as illegal under that state's regulations. In markets outside the United States, we are usually required to obtain approvals, licenses or certifications from a country's ministry of health or comparable agency, as well as labeling and packaging regulations, all of which vary from country to country. Approvals or licensing may be conditioned on reformulation of products or may be unavailable with respect to certain products or product ingredients. Any of these government agencies, as well as legislative bodies, can change existing regulations, or impose new ones, which could cause any of the following:

requirements for the reformulation of certain or all products to meet new standards,

the recall or discontinuance of certain or all products,

additional record keeping,

expanded documentation of the properties of certain or all products,

expanded or different labeling,

adverse event tracking and reporting, and

additional scientific substantiation.

Any or all of these requirements could have a material adverse effect on us. There can be no assurance that the regulatory environment in which we operate will not change or that such regulatory environment, or any specific action taken against us, will not result in a material adverse effect on us.

U.S. government regulation currently affects the sale of our products. The U.S. Food and Drug Administration regulates the labeling and marketing of our dietary supplements under the Dietary Supplement and Health Education Act, also known as DSHEA. Under DSHEA, we are required to submit for FDA approval claims regarding the effect of our dietary supplements on the structure or function of the body. DSHEA also requires FDA approval for health claims that relate dietary supplements to disease prevention.

Under DSHEA, within 30 days after first marketing a product, a company must submit to the FDA for review each claim (other than a qualified health claim) by the company that the product benefits bodily structure or function. If the FDA believes that a claim suggests the product is intended to diagnose, treat, cure or prevent a disease, it will reject the claim, usually within three months, in which case the company may no longer make the claim. To date, the FDA has not rejected any of our claims for benefit to bodily structure and function that are significant for the marketing of our products. Should the FDA in the future reject significant claims, we may be unable to interest consumers in purchasing our products.

The FDA review of health claims requires significant scientific agreement that the totality of the data supports the claims that a product prevents disease. We applied for a qualified health claim on December 19, 2003, related to the prevention of diabetes. In August 2005, the FDA recognized chromium picolinate as a safe nutritional supplement that may reduce risk of insulin resistance and possibly type 2 diabetes, and concluded that there is credible evidence to support the following qualified health claim:

One small study suggests that chromium picolinate may reduce the risk of insulin resistance, and therefore possibly may reduce the risk of type 2 diabetes. FDA concludes, however, that the existence of such a relationship between chromium picolinate and either insulin resistance or type 2 diabetes is highly uncertain."

The FDA declined to permit other qualified health claims that were proposed by the Company.

We are subject to a Federal Trade Commission consent agreement that may adversely affect our business. The Federal Trade Commission ("FTC") regulates product-advertising claims, and requires that claims be supported by competent and reliable scientific evidence. Prior to our acquisition of a California limited partnership called Nutrition 21 ("Nutrition 21 LP"), the FTC opened an inquiry into certain of the claims that Nutrition 21 LP was making for chromium picolinate. The inquiry was terminated by the FTC with Nutrition 21 LP entering into a consent agreement that requires Nutrition 21 LP to support its claims by competent and reliable scientific evidence. After we acquired Nutrition 21 LP in 1997, we undertook new clinical studies to support the claims we intended to make for our products. The FTC has subsequently audited our chromium picolinate advertising and has not found either a lack of competent and reliable scientific evidence or a failure to comply with the consent agreement.

We are negotiating a settlement with QVC regarding liability for weight loss advertising claims that were made on QVC, Inc. televised shopping programs for Lite Bites, a product that we have since discontinued. We anticipate that any settlement would also resolve potential claims by the FTC against us for these advertising claims. The cost of any settlement has not been reserved for in our financial statements and any material settlement could have a significant impact on our operating results at the time the amount thereof becomes reasonably ascertainable. The FTC continues to monitor our advertising and could limit our advertising in ways that could make marketing our products more difficult or result in lost sales.

Stock Market Risks

The market price for our common stock may be particularly volatile, and our stockholders may be unable to resell their shares at a profit. The trading price of our common stock has been subject to wide fluctuations and may continue to fluctuate in the future in response to a variety of factors, including:

quarter-to-quarter variations in operating results,

material announcements by us or our competitors,

governmental regulatory action,

negative or positive publicity involving us or the nutritional supplement industry generally,

general economic downturns,

announcements by official or unofficial health and medical authorities,

consumer preferences generally, or

other events or factors, many of which are beyond our control.

In addition, the stock market has historically experienced significant price and volume fluctuations, which have particularly affected the market prices of many nutritional supplement companies and which have, in certain cases, not had a strong correlation to the operating performance of these companies. General economic conditions, such as recession or interest rate or currency rate fluctuations in the United States or abroad, could negatively affect the market price of our common stock. In addition, our operating results in future quarters may be below the expectations of securities analysts and investors. If that were to occur, the price of our common stock would likely decline, perhaps substantially.

The limited liquidity for our common stock could affect an investor's ability to sell our shares at a satisfactory price. Our common stock is relatively illiquid. As of September 21, 2007, the Company had approximately 62.5 million shares of common stock outstanding. The average daily trading volume in the common stock during the prior 60 trading days ending on that date was approximately 202,841 shares. A more active public market for our common stock, however, may not develop, which would continue to adversely affect the trading price and liquidity of the common stock. Moreover, a thin trading market for the common stock causes the market price for the common stock to fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile.

If we are unable to maintain a Nasdaq listing for our securities the liquidity of our stock will be reduced and investors may be unable to sell them, or may be able to sell them only at reduced prices. We are currently in compliance with Nasdaq's minimum $1.00 bid price requirement for continued listing on the Nasdaq Capital Market. If we fail to meet the $1.00 bid price requirement for at least 30 consecutive business days, we will be provided time to achieve compliance, generally up to one year provided we satisfy the criteria for continued listing other than the minimum bid price. The period during which our common stock will continue to be listed on the Nasdaq Capital Market may be extended further subject to certain conditions. Throughout this period we can regain compliance by maintaining a $1.00 per share bid price for a minimum of 10 consecutive business days. Should we not be in compliance at the end of this period, its common stock will be subject to delisting from the Nasdaq Capital Market. Under certain circumstances, to ensure that we can sustain long-term compliance, Nasdaq may require the closing bid price to equal or to exceed the $1.00 minimum bid price requirement for more than 10 consecutive business days before determining that a company complies with Nasdaq's minimum $1.00 bid price requirement.

The liquidity of our common stock will be reduced if our securities fail to maintain a Nasdaq listing. Purchasers of our common stock would likely find it more difficult to sell our common stock, and the market value of our common stock would likely decline.

In addition, if we fail to maintain a Nasdaq listing for our securities, and no other exclusion from the definition of a "penny stock" under the Exchange Act is available, then any broker engaging in a transaction in our securities would be required to provide any customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market values of our securities held in the customer's accounts. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. If brokers become subject to the "penny stock" rules when engaging in transactions in our securities, they would become less willing to engage in these transactions, which will make it more difficult for purchasers of our common stock to dispose of their shares.

Should we fail to maintain our Nasdaq listing we may be required to redeem our Series J 8% convertible preferred stock, and should we then or thereafter not be listed on the Bulletin Board we may be required to redeem our Series I 6% Convertible Preferred Stock before maturity at the original issue price.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

Since September 1998, the Company has maintained its corporate headquarters pursuant to a seven and one-half year lease at 4 Manhattanville Road, Purchase, New York 10577-2197 (Tel: 914-701-4500). On June 15, 2005, the Company extended the term of the lease of its corporate headquarters to March 15, 2009, at an annual lease rental of $338,040, subject to annual increases over the term of the lease based on increases in certain building operating expenses.

Item 3. LEGAL PROCEEDINGS

On March 24, 2004, the FTC sued QVC in the U.S. District Court for the Eastern District of Pennsylvania for these claims and for claims made on QVC for Lite Bites, a product that we have since discontinued. QVC has in the same lawsuit filed on April 14, 2004, Third-Party Complaints for damages against six parties including the Company (Third-Party Defendants). We are negotiating a settlement with QVC, and anticipate that any settlement would also resolve potential claims by the FTC against us for these advertising claims.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted for a vote of the security holders during the fourth quarter of fiscal 2007.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Matters Relating to Common Stock

The Company's Common Stock trades on the Nasdaq Capital Market System under the symbol "NXXI".

The Company has not paid a cash dividend to its public shareholders on its Common Stock. The Company intends to retain all earnings, if any, for the foreseeable future for use in the operation and expansion of its business and, accordingly, the Company does not contemplate paying any cash dividends on its Common Stock in the foreseeable future. In addition, if dividends on the Company's Series I Preferred Stock are unpaid, the Company is precluded from paying dividends on its Common Stock and any other equity securities.

The following table sets forth the average high and low sales prices as reported by the Nasdaq Market for the Common Stock.

	Common Stock	
Fiscal Quarter Ended	High	Low
September 30, 2005	$0.93	$0.87
December 31, 2005	$0.65	$0.62
March 31, 2006	$2.15	$1.59
June 30, 2006	$1.82	$1.71
September 30, 2006	$1.87	$1.74
December 31, 2006	$1.65	$1.56
March 31, 2007	$1.82	$1.73
June 30, 2007	$1.83	$1.75

As of September 7, 2007, there were approximately 478 holders of record of the Common Stock. The Company believes that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of its Common Stock is held of record in broker "street names."

Adoption of Shareholders Rights Plan

Under a Shareholder Rights Plan, the Company has distributed, as a dividend, one preferred share purchase right for each share of Common Stock of the Company held by stockholders of record as of the close of business on September 25, 2002. The Rights Plan is designed to deter coercive takeover tactics, including the accumulation of shares in the open market or through private transactions, and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will expire on September 11, 2012.

Each Right entitles stockholders to buy one one-thousandth of a share of newly created Series H Participating Preferred Stock of the Company for $3.00 per share. Each one one-thousandth of a share of the Series H Preferred Stock is designed to be the functional equivalent of one share of Common Stock. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's Common Stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's Common Stock.

If any person or group (an "Acquiring Person") becomes the beneficial owner of 15% or more of the Company's Common Stock, then (1) the Rights become exercisable for Common Stock instead of Series H Preferred Stock, (2) the Rights held by the Acquiring Person and certain affiliated parties become void, and (3) the Rights held by others are converted into the right to acquire, at the purchase price specified in the Right, shares of Common Stock of the Company having a value equal to twice such purchase price. The Company will generally be entitled to redeem the Rights, at $.001 per Right, until 10 days (subject to extension) following a public announcement that an Acquiring Person has acquired a 15% position.

Item 6. SELECTED FINANCIAL DATA

The following tables summarize selected consolidated financial data that should be read in conjunction the more detailed financial statements and related footnotes and management's discussion and analysis of financial condition and results of operations included herein. Figures are stated in thousands of dollars, except per share amounts.

Selected Statement of Operations Data:	Year Ended June 30, 2007[1]	2006	2005	2004	2003[1]
Total Revenues	$42,149	$10,664	$10,711	$10,232	$10,615
Operating Loss	(17,439)	(7,687)	(6,619)	(5,854)	(11,081)
Loss Before Income Taxes (Benefit)	(19,134)	(10,305)	(7,025)	(5,833)	(11,050)
Income Taxes Provision (Benefit)	14	12	19	68	(544)
Net Loss	(19,148)	(10,317)	(7,044)	(5,901)	(10,506)
Diluted Loss per Common Share	(0.33)	(0.26)	(0.19)	(0.16)	(0.32)

Selected Balance Sheet Data:	At June 30, 2007	2006	2005	2004	2003
Total Assets	34,694	23,856	19,680	16,367	18,920
Long-term Debt	2,342	--	--	--	--
Mandatorily Redeemable Preferred Stock	2,838	4,410	5,324	--	--
Stockholders' Equity	15,937	14,540	10,427	12,633	15,436

(1) Consolidated Statements of Operations include a $ 0.7 million and $4.4 million, repectively, non-cash charge for the impairment of intangibles.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto of the Company included elsewhere herein.

Overview

The Company's revenues are primarily derived from the sale of proprietary and clinically-substantiated nutritional supplements and the grant of patent licenses related to those ingredients to manufacturers of vitamin and mineral supplements. The fee for the licenses is bundled on an undifferentiated basis with the price that the Company charges for its ingredients.

Cost of goods sold includes both direct and indirect manufacturing costs. Research and development expenses include internal expenditures as well as expenses associated with third party providers. Selling, general and administrative expenses include salaries and overhead, third party fees and expenses, royalty expenses for licenses and trademarks, and costs associated with the selling of the Company's products. The Company capitalizes patent costs and intangible asset costs, and amortizes them over periods of one to seventeen years.

The following table sets forth items in the Consolidated Statements of Operations as a percent of revenues:

	Fiscal Year Percent of Revenues		
	2007	2006	2005
Total Revenues	100%	100%	100.%
Cost of revenues*	32.7	73.6	73.9
Selling, general and administrative expenses	96.8	111.1	92.3
Research and development expenses	2.9	14.5	25.2
Operating loss	(41.4)	(72.1)	(61.8)
Net loss	(45.4)	(96.7)	(65.8)

*Based upon percent of net sales

Results of Operations

1. Year ended June 30, 2007 vs. year ended June 30, 2006

Revenues

Net product sales for the Ingredients product Group for fiscal year 2007 were $7.5 million, a decrease of $2.5 million when compared to $10.0 million for fiscal year 2006. The termination of certain licensing agreements for bulk ingredients initiated in fiscal year 2006 was the primary reason for the decline.

Net product sales for the Branded Products Group were $34.1 million for the fiscal year 2007 compared to $0.3 million in the same period last year. Sales through the direct response channel, which all occurred in fiscal year 2007 due to the acquisition of Iceland Health, Inc. in August 2006, were $25.9 million. The net product sales to retailers were $8.2 million in fiscal 2007 compared to $0.3 million in fiscal year 2006. Net product sales of branded products continued to improve due primarily to continued customer awareness and expanded distribution.

Other revenues for fiscal year 2007 were $0.5 million compared to $0.3 million in fiscal year 2006.

Cost of Revenues

Cost of revenues for the Ingredients Products Group were $1.9 million in the fiscal year 2007 compared to $2.2 million in fiscal year 2006. The decline in bulk ingredients sales, as well as product mix, were the primary reasons for the decline in product costs.

Cost of revenues for the Branded Products Group were $11.7 million in fiscal year 2007 compared to $0.5 million in fiscal year 2006. Cost of revenues for products sold through the direct response channel were $8.6 million in fiscal year 2007, while the cost of products sold to retailers were $3.1 million in the fiscal year 2007 compared to $0.5 million in fiscal year 2006.

Selling, general and administrative expenses ("SG&A")

Selling and marketing expenses for the Ingredients Products Group for fiscal year 2007 were $0.7 million compared to $0.9 million in fiscal year 2006. Continued reductions in sales related activities was the primary reason for the reduction.

Selling and marketing expenses in fiscal year 2007 for the Branded Products Group was $33.9 million compared to $4.9 million in fiscal year 2006. Increased marketing expenditures related to the introduction of branded products combined with the marketing and advertising expenditures associated with selling product through the direct response channel were the primary reasons for the increase.

Unallocated corporate expenses in fiscal year 2007 were $12.6 million compared to $12.2 million in fiscal year 2006. Increased amortization of intangible assets ($1.0 million), impairment charge of $0.7 million and a $0.3 million provision for doubtful accounts was partially offset by decreases in research and development expenditures ($0.3 million); lower expense related to accretion of preferred stock and amortization of deferred financing costs ($1.0 million) and lower expenditures for legal services ($0.3 million).

Research and Development

Research and development expense of $1.2 million declined $0.3 million when compared to $1.5 million in fiscal year 2006. The Company continues to curtail its spending on new applications.

Operating Loss

Operating loss for fiscal year 2007 was $17.4 million compared to $7.7 million for fiscal year 2006. Continued marketing related expenditures related to the Company's branded products account for the increase.

Net Loss

Net loss for fiscal year 2007 was $19.1 million compared to $10.3 million for fiscal year 2006. The increased selling and marketing expenditures as well as a non-cash impairment charge of $0.7 million noted above was the primary reasons for the increase.

2. Year ended June 30, 2006 vs. year ended June 30, 2005

Total Revenues

Net sales of $10.3 million for fiscal year 2006 increased $0.8 million when compared to net sales of $9.5 million for fiscal year 2005. An increase in sales of the Company's Chromax® chromium picolinate products ($0.7 million), combined with branded product sales of $0.3 million, account for the majority of the increase. Partially offsetting the improvement was a correction of an accrual for the Company's Lite Bites business ($0.2 million), which occurred in fiscal 2005, but did not recur in the current year. Other revenues of $0.4 million for fiscal 2006 decreased $0.8 million when compared to $1.2 million in fiscal 2005. A $1.0 million non-refundable payment the Company received in fiscal year 2005 from ImmuCell Corporation for waiving its rights to receive potential milestone and royalty payments did not recur in fiscal year 2006.

Costs of Revenues

Cost of revenues in fiscal year 2006 of $2.7 million increased $0.2 million when compared to $2.5 million in fiscal 2005. The increase was due primarily to initial start-up costs associated with branded products ($0.2 million).

Selling General and Administrative Expenses ("SG&A")

SG&A of $11.8 million in fiscal year 2006 increased $1.9 million when compared to $9.9 million in fiscal year 2005. Expenditures related to legal costs incurred to defend our patent portfolio increased $1.1 million when compared to fiscal year 2005. In addition, expenditures related to the marketing of the Company's first branded products increased approximately $1.3 million. Partially offsetting these increases were savings in consulting and related fees of $0.5 million when compared to fiscal year 2005.

Research and Development

Research and development expense of $1.5 million declined $1.2 million when compared to $2.7 million in fiscal year 2005. With the introduction of Chromax and Diachrome as branded products, the spending to validate new chromium applications was curtailed in fiscal year 2006.

Interest Expense

Interest expense of $2.9 million in fiscal year 2006 increased $2.4 million when compared to $0.5 million in fiscal year 2005. The increase reflects accretion of the debt discount and amortization of debt issuance costs on the Company's 6% Series I convertible preferred stock issued on March 31, 2005.

Operating Loss

Operating loss for fiscal year 2006 was $7.7 million compared to $6.6 million for fiscal year 2005. Expenditures related to marketing of its first branded products as well as litigation fees were the primary reasons for the change.

Net Loss

Net loss for fiscal year 2006 of $10.3 million increased $3.3 million when compared to $7.0 million in fiscal year 2005. In addition to an operating loss for fiscal year 2006 which was $1.1 million greater than the comparable period a year ago, due primarily to the expenditures related to marketing of the Company's first branded products as well as litigation fees, the Company incurred increased non-cash charges of $2.2 million related to accretion of the debt discount and amortization of debt issuance costs on the Company's 6% Series I convertible preferred stock issued on March 31, 2005.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at June 30, 2007 were $3.4 million compared to $13.9 million at June 30, 2006.

During the year ended June 30, 2007, net cash used in operating activities was $10.3 million compared to $6.0 million in the comparable period a year ago. The increase is due primarily to a larger net loss (an increase of $8.8 million) partially offset by $2.6 million received from the cash portion of a settlement of a potential infringement lawsuit, reflected as deferred income and improvement in trade collections ($2.2 million).

During the year ended June 30, 2007, cash provided by investing activities was $9.1 million. The Company redeemed $10.5 million of its short-term investments for its operations. The Company also used $0.9 million of cash, net of cash acquired from Iceland Health, Inc. for the purchase of Iceland Health, Inc.

During the year ended June 30, 2007, cash provided by financing activities was $1.1 million. The proceeds from the exercise of stock options and warrants provided cash of $1.1 million.

On July 17, 2007, the Company entered into a Loan and Security Agreement dated as of June 30, 2007 with Gerber Finance, Inc. Under the Agreement, the Company may, on a revolving basis, borrow against eligible receivables and eligible inventory under a formula set forth in the Agreement, up to a maximum of $50 million at any time outstanding (see Note 18 Subsequent Events for further discussion). On September 11, 2007, the Company privately placed 17,750 shares of preferred stock and 6,715,218 warrants for aggregate gross proceeds of $17.8 million (see Note 18 Subsequent Events for further details). As a result of these financings, the Company believes that it has enough cash to provide sufficient liquidity at least through June 30, 2008. Long-term liquidity is dependent upon achieving future profitability or raising additional financing.

Future increases in marketing and research and development expenses over the present levels may require additional funds, even though the Series J 8% preferred stock limits our ability to incur indebtedness and to issue additional preferred stock. If necessary, the Company intends to seek any necessary additional funding through arrangements with corporate collaborators, through public or private sales of its securities, including equity securities, or through bank financing.

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an on-going basis, the Company evaluates its estimates, including those related to uncollectible accounts receivable, inventories, intangibles and other long-lived assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

- The Company maintains allowances for uncollectible accounts receivable for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

- The Company carries inventories at the lower of cost or estimated net realizable value. If actual market conditions are less favorable than those projected by management write-downs may be required.

- Property, plant and equipment, patents, trademarks and other intangible assets owned by the Company are amortized, over their estimated useful lives. Useful lives are based on management's estimates over the period that such assets will generate revenue. Intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Future adverse changes in market conditions or poor operating results of underlying capital investments or intangible assets could result in losses or an inability to recover the carrying value of such assets, thereby possibly requiring an impairment charge in the future.

- When customers have rights to return products, the Company defers revenue recognition until its customer sells the product to the end user. Upon shipment by the Company, amounts billed to customers with rights to product returns are included as accounts receivable, inventory is relieved, the sale is deferred and the gross profit is reflected as a current liability until the product is sold to the end user.

- The Company adopted SFAS No. 123(R), "Share-Based Payment" which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, including issuance of stock options to employees. SFAS No. 123(R) was effective for the Company beginning with the first quarter of fiscal year 2006. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The Company estimates the fair value of stock options using a Black-Scholes valuation model.

Contractual Obligations

The Company's contractual obligations are comprised of an operating lease for its corporate headquarters, a long-term obligation to 6% Series I convertible preferred stockholders and an earn-out payment to the former stockholders of Iceland Health, Inc. as follows:

		Payments due by period		
(in thousands)	Total	Less than One Year	1 – 3 Years	3 - 5 Years
Operating lease obligations	$ 679	$388	$ 291	$ ---
Long-term obligations	$6,094	$---	$6,094	$ ---

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in interest rates, foreign exchange rates and equity prices. The Company has no financial instruments that give it exposure to foreign exchange rates or equity prices.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements are included herein commencing on page F-1.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d – 15(e)). Based upon the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective because of the material weakness in internal control over financial reporting described below.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with the U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO Framework. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this evaluation, management has determined that as of June 30, 2007, there was a material weakness in our internal control over financial reporting in that the Company's independent review and knowledge of complex accounting transactions and disclosures (stock options; income taxes; projections for impairment analysis) was inadequate. In light of this material weakness, management has concluded that, as of June 30, 2007, the Company did not maintain effective internal control over financial reporting. As defined by the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 5, a material weakness is a deficiency or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. J. H. Cohn LLP, our independent registered public accounting firm, has issued its report on our assessment of our internal control over financial reporting, which appears below.

Management intends to obtain an independent reviewer of its complex accounting transactions.

Except for the matters described above and the remediation of past material weaknesses described below, there has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15 (f) and 15d-15(f) under the Exchange Act), that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

The Stockholders and Board of Directors
Nutrition 21, Inc.

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting", that Nutrition 21, Inc. did not maintain effective internal control over financial reporting as of June 30, 2007, because of the effects of the material weakness identified in management's assessment based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nutrition 21, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of Nutrition 21, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. The Company's independent review and knowledge of complex accounting transactions and disclosures prepared by the Chief Financial Officer (particularly accounting for stock options and income taxes and projections for impairment analysis) is inadequate. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated September 25, 2007 on those financial statements.

In our opinion, management's assessment that Nutrition 21, Inc. did not maintain effective internal control over financial reporting as of June 30, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Nutrition 21 Inc. has not maintained effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated balance sheet and related statements of operations, stockholders' equity and cash flows of Nutrition 21, Inc. for the year then ended and our report dated September 25, 2007 expressed an unqualified opinion on those financial statements.

/s/ J.H. Cohn LLP

Roseland, New Jersey
September 25, 2007

Changes in Internal Controls

There have been no changes in our internal control over financial reporting during the fiscal quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except as discussed below.

Remediation of Past Material Weaknesses in Internal Controls Over Financial Reporting

In connection with the filing of our quarterly report on Form 10-Q, for the fiscal quarter ended September 30, 2006 under the direction of our principal executive officer and principal financial officer, we evaluated our disclosure controls and procedures and concluded that as of September 30, 2006, the following material weakness in internal control over financial reporting existed:

- The acquisition of Iceland Health, Inc., a privately-held company, in fiscal 2007 resulted in material weaknesses related to (i) various deficiencies in the internal control over information technology, (ii) lack of segregation of duties, (iii) extensive use of outside service providers that do not provide a Type II SAS 70 report on their internal control and (iv) inadequate accounting and reporting from the accounting staff of Iceland Health, Inc.

Management discussed these material weaknesses with the audit committee. During the fiscal quarter ended June 30, 2007, we had taken the following measures to remediate the above material weaknesses in our internal control over financial reporting that existed as of September 30, 2006. The remedial actions included:

- Addition of accounting staff reporting to Chief Financial Officer
- Shifting information technology functions to Nutrition 21, Inc.
- Requiring outside service providers to provide a Type II SAS 70 report.

We believe that the past material weaknesses referenced above in this section have been remediated as of June 30, 2007.

Item 9B. **OTHER INFORMATION**

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information called for by Item 10 is incorporated by reference from the Company's definitive proxy statement for the 2007 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2007 fiscal year.

The Company has a code of ethics that applies to all of its employees, officers, and directors, including its principal executive officer, principal financial and accounting officer, and controller. The text of the Company's code of ethics is posted on its website at www.nutrition21.com. The Company intends to disclose future amendments to, or waivers from, certain provisions of the code of ethics for executive officers and directors in accordance with applicable NASDAQ and SEC requirements.

Item 11. Executive Compensation.

The information called for by Item 11 is incorporated by reference from the Company's definitive proxy statement for the 2007 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2006 fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information called for by Item 12 is incorporated by reference from the Company's definitive proxy statement for the 2007 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2007 fiscal year.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information called for by Item 13 is incorporated by reference from the Company's definitive proxy statement for the 2007 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2007 fiscal year.

Item 14. Principal Accountant Fees and Services.

The information called for by Item 14 is incorporated by reference from the Company's definitive proxy statement for the 2007 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2007 fiscal year.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The financial statements are listed in the Index to Consolidated Financial Statements on page F-1 and are filed as part of this annual report.

2. Financial Statement Schedules

The following financial statement schedule is included herein:

Schedule II – Valuation and Qualifying Accounts

All other schedules are not submitted because they are not applicable, not required, or because the information is included in the Consolidated Financial Statements.

3. Exhibits

The Index to Exhibits following the Signature Page indicates the Exhibits, which are being filed herewith, and the Exhibits, which are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NUTRITION 21, INC.

By: /s/ Paul Intlekofer
Paul Intlekofer, President and
Chief Executive Officer

Dated: October 24, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below, as of October 24, 2007, by the following persons on behalf of Registrant and in the capacities indicated.

/s/ Paul Intlekofer
Paul Intlekofer, President and
Chief Executive Officer

/s/ John H. Gutfreund
John H. Gutfreund,
Chairman of the Board

/s/ P. George Benson
P. George Benson, Director

/s/ John L. Cassis
John L. Cassis, Director

/s/ Warren D. Cooper
Warren D. Cooper Director

/s/ Audrey T Cross
Audrey T. Cross, Director

/s/ Marvin Moser
Marvin Moser, Director

/s/ Alan J. Kirschbaum
Chief Financial Officer, Vice
President Finance and Treasury
(Principal Financial Officer and
Principal Accounting Officer)

EXHIBITS

3.01	Certificate of Incorporation (1)
3.01a	Certificate of Amendment to the Certificate of Incorporation (2)
3.01b	Certificate of Amendment to the Certificate of Incorporation (3)
3.01c	Certificate of Amendment to the Certificate of Incorporation (11)
3.01d	Certificate of Amendment to the Certificate of Incorporation (11)
3.01e	Certificate of Amendment to the Certificate of Incorporation (12)
3.01f	Form of Certificate of Amendment of Series I 6% Convertible Preferred Stock, designated as Exhibit 4.2 in the related Form 8-K (24)
4.1	Form of Securities Purchase Agreement dated March 31, 2005 between Nutrition 21, Inc. and various investors, designated as Exhibit 4.1 in the related Form 8-K (24)
4.2	Form of Registration Rights Agreement, designated as Exhibit 4.3 in the related Form 8-K (24)
4.3	Form of Common Stock Purchase Warrant, designated as Exhibit 4.4 in the related Form 8-K (24)
4.4	Letter Agreement dated March 9, 2005 with Bristol Investment Group, Inc., designated as Exhibit 4.5 in the related Form 8-K (24)
4.5	Form of Common Stock and Warrant Purchase Agreement May 19, 2006 by and among Nutrition 21, Inc. and investors signing on the signatory pages thereto, designated as Exhibit 4.1 in the related Form 8-K (26)
4.6	Form of Registration Rights Agreement by and among Nutrition 21, Inc. and investors signing on the signatory pages thereto, designated as Exhibit 4.2 in the related Form 8-K (26)
4.7	Form of Warrant issued to investors other than to CD Investment Partners, Ltd., designated as Exhibit 4.3 in the related Form 8-K (26)
4.8	Form of Common Stock and Warrant Purchase Agreement by and between Nutrition 21, Inc. and CD Investment Partners, Ltd., designated as Exhibit 4.4 in the related Form 8-K (26)
4.9	Form of Registration Rights Agreement entered into by and between Nutrition 21, Inc. and CD Investment Partners, Ltd., designated as Exhibit 4.5 in the related Form 8-K (26)
4.10	Form of Warrant issued to CD Investment Partners, Ltd., designated as Exhibit 4.6 in the related Form 8-K (26)
4.11	Form of Letter Agreement by and among Nutrition 21, Inc., C.E. Unterberg, Towbin, LLC and Dresdner Kleinwort Wasserstein Securities LLC, designated as Exhibit 4.7 in the related Form 8-K (26)
4.12	Form of Warrant issued to each of C.E. Unterberg, Towbin, LLC and Dresdner Kleinwort Wasserstein Securities LLC, designated as Exhibit 4.8 in the related Form 8-K (26)
10.01	Form of Incentive Stock Option Plan (8)
10.02	Form of Non-qualified Stock Option Plan (8)

10.02a	Form of 1989 Stock Option Plan (1)
10.02b	Form of 1991 Stock Option Plan (1)
10.02c	Form of 1998 Stock Option Plan (15)
10.24	Exclusive Option and Collaborative Research Agreement dated July 1, 1988 between the Company and the University of Maryland (4)
10.25	Lease dated as of February 7, 1995, between the Company and Keren Limited Partnership (7)
10.26	License Agreement dated as of December 12, 1996 between Licensee Applied Microbiology, Inc. and Licensor Aplin & Barrett Limited. (9)
10.27	License Agreement dated as of December 12, 1996 between Licensee Aplin & Barrett Limited and Licensor Applied Microbiology, Inc. (9)
10.28	Supply Agreement dated as of December 12, 1996 between Aplin & Barrett Limited and Applied Microbiology, Inc. (9)
10.29	Stock and Partnership Interest Purchase Agreement dated as of August 11, 1997, for the purchase of Nutrition 21. (10)
10.30	Sublease dated as of September 18, 1998, between the Company and Abitibi Consolidated Sales Corporation (12)
10.31	Strategic Alliance Agreement dated as of August 13, 1999 between AMBI Inc. and QVC, Inc. (15)*
10.32	Asset Purchase Agreement made as of December 30, 1999, by and between ImmuCell Corporation and AMBI Inc. (16)
10.33	License Agreement entered into as of August 2, 2000 between AMBI Inc. and Biosynexus Incorporated. (17)*
10.34	License and Sublicense Agreement entered into as of August 2, 2000 between AMBI Inc. and Biosynexus Incorporated. (17)*
10.35	Amended and Restated By-laws, and Rights Agreement adopted September 12, 2002 (20)
10.36	Amendment No. 1 to the Amended and Restated By-laws (27)
10.37	Nutrition 21, Inc. 2001 Stock Option Plan. (21)
10.38	Nutrition 21, Inc. 2002 Inducement Stock Option Plan. (21)
10.39	Nutrition 21, Inc. Change of Control Policy adopted September 12, 2002. (21)
10.40	Nutrition 21, Inc. 2005 Stock Plan (23)
10.41	Agreement and General Release and Waiver entered into as of November 30, 2005 between Nutrition 21, Inc. and Gail Montgomery (25)
10.42	Loan and Security Agreement between Gerber Finance, Inc. as Lender and Nutrition 21, LLC and Iceland Health, LLC as Co-Borrowers (28)
10.43	Nutrition 21, Inc. Guarantee (28)
10.44	Nutrition 21, LLC Guarantee (28)

10.45	Iceland Health, LLC Guarantee (28)
23.1	Consent of J.H. Cohn LLP (29)
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (29)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (29)
32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (29)
32.2	Certification of Chief financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (29)

---

(1) Incorporated by reference to the Company's Report on Form 10-K for 1991.

(2) Incorporated by reference to the Company's Report on Form 8-K dated September 4, 1992.

(3) Incorporated by reference to the Company's Registration Statement on Form S-8 dated August 8, 1996, file No. 333-09801.

(4) Incorporated by reference to the Company's Report on Form 10-K for 1988.

(5) Incorporated by reference to the Company's Report on Form 10-K for the fiscal period January 31, 1992 through August 31, 1992.

(6) Incorporated by reference to the Company's Report on Form 10-K for 1994.

(7) Incorporated by reference to the Company's Report on Form 10-K for 1995.

(8) Incorporated by reference to the Company's Registration Statement on Form S-1 originally filed April 15, 1986, file No. 33-4822.

(9) Incorporated by reference to the Company's Report on Form 8-K dated December 27, 1996.

(10) Incorporated by reference to the Company's Report on Form 8-K dated August 25, 1997.

(11) Incorporated by reference to the Company's Report on Form 10-K/A2 for 1997.

(12) Incorporated by reference to the Company's Report on Form 10-K/A for 1998.

(13) Incorporated by reference to the Company's Report on Form 10-Q for the quarter ended September 30. 1998.

(14) Incorporated by reference to the Company's Report on Form 8-K dated February 3, 1999.

(15) Incorporated by reference to the Company's Report on Form 10-K for 1999.

(16) Incorporated by reference to ImmuCell Corporation's Report on Form 8-K dated January 13, 2000.

(17) Incorporated by reference to the Company's Report on Form 10-K for 2000.

(18) Incorporated by reference to the Company's Report on Form 10-Q for the quarter ended December 31. 2000.

(19) Incorporated by reference to the Company's Report on Form 10-K for 2001.

(20) Incorporated by reference to the Company's Report on Form 8-K dated September 18, 2002.

(21) Incorporated by reference to the Company's Report on Form 10-K for 2002.

(22) Incorporated by reference to the Company's Report on Form 10-K/A for 2003.

(23) Incorporated by reference to the Company's Report on Form 8-K for 2005.

(24) Incorporated by reference to the Company's Report on Form 8-K dated April 4, 2005.

(25) Incorporated by reference to the Company's Report on Form 8-K dated December 15, 2005.

(26) Incorporated by reference to the Company's Report on Form 8-K dated May 23, 2006.

(27) Incorporated by reference to the Company's Report on Form 8-K dated April 30, 2007.

(28) Incorporated by reference to the Company's Report on form 8-K dated July 31, 2007.

(29) Filed herewith.

* Subject to an order by the Securities and Exchange Commission granting confidential treatment. Specific portions of the document for which confidential treatment has been granted have been blacked out. Such portions have been filed separately with the Commission pursuant to the application for confidential treatment.

NUTRITION 21, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FILED WITH THE ANNUAL REPORT OF THE

COMPANY ON FORM 10-K/A

JUNE 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors
Nutrition 21, Inc.

We have audited the accompanying consolidated balance sheets of Nutrition 21, Inc. and subsidiaries as of Jun 30, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows fo each of the years in the three-year period ended June 30, 2007. Our audits also included the 2007, 2006 and 200 consolidated financial statement schedule listed in the Index in Item 15. These consolidated financial statement and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion o these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Boar (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance abou whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing th accounting principles used and significant estimates made by management, as well as evaluating the overal financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, th consolidated financial position of Nutrition 21, Inc. and subsidiaries as of June 30, 2007 and 2006, and thei consolidated results of operations and cash flows for each of the years in the three-year period ended June 30 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in ou opinion, the consolidated financial statement schedule referred to above, when considered in relation to the basi consolidated financial statements taken as a whole, presents fairly in all material respects the information set fort therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Boar (United States), the effectiveness of the Company's internal control over financial reporting as of June 30 2007 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsorin organization of the Treadway Commission (COSO) and our report dated September 25, 2007, expressed a unqualified opinion on management's assessment of the internal control over financial reporting and an advers opinion on the effectiveness of the internal control over financial reporting.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which i accounts for share-based compensation in fiscal year 2006.

/s/ J.H. Cohn LLP
Roseland, New Jersey
September 25, 2007

NUTRITION 21, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 30, 2007	June 30, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$2,417	$2,414
Short-term investments	1,000	11,500
Accounts receivable (less allowance for doubtful accounts and returns of $827 and $9 at June 30, 2007 and 2006, respectively)	1,918	2,600
Other receivables	344	205
Inventories	3,945	963
Prepaid expenses and other current assets	1,369	392
Total current assets	10,993	18,074
Property and equipment, net	64	116
Patents, trademarks and other amortizable intangibles (net of accumulated amortization of $23,387 and $19,511 at June 30, 2007 and 2006, respectively)	3,271	5,375
Goodwill	14,715	---
Other intangibles with indefinite lives	5,379	---
Other assets	272	291
TOTAL ASSETS	$34,694	$23,856

See accompanying notes to consolidated financial statements.

NUTRITION 21, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	June 30, 2007	June 30, 2006
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Current liabilities:		
Accounts payable	$7,085	$2,282
Accrued expenses	1,411	914
Deferred income	2,929	1,710
Total current liabilities	11,425	4,906
Long term debt	2,342	---
Deferred income taxes	2,152	---
6% Series I convertible preferred stock subject to mandatory redemption (redemption value $3,594 and $6,586 at June 30, 2007 and 2006, respectively)	2,838	4,410
Total liabilities	18,757	9,316
Commitments and contingencies		
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value, authorized 5,000,000 shares; 100,000 shares designated as Series H, none issued and outstanding; 9,600 shares designated as Series I convertible preferred stock, 9,600 shares issued and 3,594 and 6,586 shares outstanding at June 30, 2007 and 2006, respectively	---	---
Common stock, $0.005 par value, authorized 100,000,000 shares; 60,946,443 and 48,783,220 shares issued and outstanding at June 30, 2007 and 2006, respectively	301	243
Additional paid-in capital	107,069	86,582
Accumulated deficit	(91,433)	(72,285)
Total stockholders' equity	15,937	14,540
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$34,694	$23,856

See accompanying notes to consolidated financial statements.

NUTRITION 21, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	YEAR ENDED JUNE 30,		
	2007	2006	2005
Net sales	$41,623	$10,298	$9,462
Other revenues	526	366	1,249
TOTAL REVENUES	42,149	10,664	10,711
COSTS AND EXPENSES			
Cost of revenues	13,599	2,722	2,469
Selling, general and administrative expenses	40,813	11,848	9,885
Research and development expenses	1,241	1,546	2,696
Depreciation and amortization expenses	3,257	2,235	2,280
Impairment charge for intangible assets	678	--	--
TOTAL COSTS AND EXPENSES	59,588	18,351	17,330
OPERATING LOSS	(17,439)	(7,687)	(6,619)
Interest income	440	303	91
Interest expense	2,135	2,921	497
LOSS BEFORE INCOME TAXES	(19,134)	(10,305)	(7,025)
Income taxes	14	12	19
NET LOSS	$(19,148)	$(10,317)	$(7,044)
Basic and diluted loss per common share	$(0.33)	$(0.26)	$(0.19)
Weighted average number of common shares – basic and diluted	57,462,944	40,262,851	38,041,426

See accompanying notes to consolidated financial statements.

NUTRITION 21, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	$	$	$	$
Balance at June 30, 2004	37,991,988	190	67,367	(54,924)	12,6
Exercise of stock options and warrants	103,732	--	50	--	
Issuance of common stock for deferred compensation	60,975	--	25	--	
Issuance of warrants and beneficial conversion features related to 6% Series I convertible preferred stock	--	--	4,698	--	4,6
Charge for stock appreciation rights	--	--	23	--	
Issuance of warrants for services	--	--	42	-	
Net loss for the year	--	--	--	(7,044)	(7,
Balance at June 30, 2005	38,156,695	190	72,205	(61,968)	10,4
Charge for stock appreciation rights and cashless exercise of warrants	75,582	--	97	--	
Conversion of 3,014 shares of Series I convertible preferred to shares of common stock	2,316,326	10	2,478	--	2,4
Issuance of common stock for dividends on Series I preferred stock	705,875	3	525	--	5
Stock based compensation expense	--	--	315	--	3
Private placement of common stock	5,555,557	28	9,297	--	9,3
Exercise of stock options and warrants	1,973,185	12	1,665	--	1,6
Net loss for the year	--	--	--	(10,317)	(10,3
Balance at June 30, 2006	48,783,220	243	86,582	(72,285)	14,5
Conversion of 2,992 shares of Series I convertible preferred stock to shares of common stock	2,386,915	12	2,980	--	2,9
Issuance of common stock for dividends on Series I preferred stock	196,249	1	321	--	3
Stock based compensation expense	--	--	615	--	6
Exercise of stock options and warrants	1,079,309	5	1,139	--	1,1
Issuance of common stock for the purchase of Iceland Health, Inc.	8,000,000	40	15,432	--	15,4
Issuance of restricted shares, net of forfeitures	500,750	--	--	--	
Net loss for the year				(19,148)	(19,1
Balance at June 30, 2007	60,946,443	$301	$107,069	$(91,433)	$15,9

See accompanying notes to consolidated financial statement

NUTRITION 21, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	YEAR ENDED JUNE 30,		
	2007	2006	2005
Cash flows from operating activities:			
Net loss	$(19,148)	$(10,317)	$(7,044)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation of property and equipment	59	169	181
Amortization of intangibles	3,198	2,066	2,099
Accretion of preferred stock and amortization of deferred financing costs	1,609	2,360	376
Non-cash interest expense and accretion on note payable to Iceland Health	165	--	--
Convertible preferred stock dividend paid in common stock charged as interest expense	322	528	--
Issuance of warrants for services	--	--	42
Charge for stock appreciation rights	--	97	23
Stock-based compensation expense	615	315	--
Increase to provision for doubtful accounts	300	--	--
Impairment charge for intangible assets	678	--	--
Changes in operating assets and liabilities net of effects from acquisition of Iceland Health, Inc.;			
Accounts receivable	402	(1,821)	563
Other receivables	(140)	74	(23)
Inventories	(2,515)	(381)	582
Prepaid expenses and other current assets	(716)	(2)	(169)
Other assets	--	--	186
Accounts payable and accrued expenses	3,664	923	236
Deferred income	1,220	--	--
Net cash used in operating activities	(10,287)	(5,989)	(2,948)
Cash flows from investing activities:			
Contingent payments for acquisitions	(223)	(176)	(176)
Purchases of property and equipment	(7)	(36)	(116)
Payments for patents and trademarks	(252)	(198)	(233)
Redemption of investments available for sale	15,500	--	--
Purchase of investments available for sale	(5,000)	(3,500)	(6,000)
Decrease (Increase) in restricted cash	--	1,225	(1,225)
Cash portion of Iceland Health, Inc. purchase price net of cash acquired	(872)	--	--
Net cash provided by (used in) investing activities	9,146	(2,685)	(7,750)
Cash flows from financing activities:			
Proceeds from stock option and warrant exercises	1,144	1,172	50
Net proceeds from private placements of common stock, net of issuance costs	--	9,325	--
Proceeds from private placement of Series I convertible preferred stock, net of issuance costs	--	--	9,159
Additional issuance costs related to Series I convertible preferred stock	--	(84)	--
Net cash provided by financing activities	1,144	10,413	9,209
Net increase (decrease) in cash and cash equivalents	3	1,739	(1,489)
Cash and cash equivalents at beginning of year	2,414	675	2,164
Cash and cash equivalents at end of year	$2,417	$2,414	$ 675

See accompanying notes to consolidated financial statements.

NUTRITION 21, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Nature of Operations

Nutrition 21, Inc. ("Nutrition 21", or together with its subsidiaries, the "Company") is a nutritional bioscience company and the supplier of chromium picolinate-based, selenium and omega-3 fish oil-based supplements. The Company markets Chromax® chromium picolinate. Another chromium picolinate-based supplement developed and marketed by Nutrition 21 is Diachrome®, a proprietary, non-prescription, insulin sensitizer for people with type 2 diabetes. It is sold in select drug retailers nationwide. As a result of the acquisition of Iceland Health ("IH") in August 2006, the Company is the exclusive importer of Icelandic fish oils, including omega-3 fatty acids sold under the Iceland Health® brand. The Company's operations related to the licensing of pharmaceutical products have become immaterial. Accordingly, the Company operates in two business segments; ingredients group and branded products group.

b) Consolidation

The consolidated financial statements include the accounts of Nutrition 21, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Cash Equivalents and Short-Term Investments

The Company considers all interest-earning liquid investments with a maturity of less than three months when acquired to be cash equivalents. Investments in marketable securities with maturities beyond three months are classified as current assets because of their highly liquid nature. All short-term investments are classified as available for sale and are recorded at market value. Realized gains and losses are determined using the specific identification method. Unrealized gains and losses would be reflected in Accumulated Other Comprehensive Income, if material. Cash equivalents included in the accompanying financial statements include money market accounts, bank overnight investments and commercial paper.

Note 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Inventories

Inventories, which consist primarily of finished goods, are carried at the lower of cost (on a first-in, first-out method) or estimated net realizable value.

f) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization is provided using the straight-line method over the related assets' estimated useful lives or the term of the lease, if shorter. The estimated useful lives are as follows:

Leasehold improvements	--	Term of lease
Furniture and fixtures	--	7 years
Machinery and equipment	--	5 to 7 years
Office equipment	--	3 to 5 years
Computer equipment	--	3 to 5 years

g) Patents and Trademarks

The Company capitalizes certain patent and trademark costs. Patent and trademark costs are amortized over their estimated useful lives, ranging from 3 to 15 years.

h) Revenue Recognition

Sales revenue, net of allowances, is recognized when title transfers, upon delivery at the customer site. There are no customer acceptance provisions to be met before the recognition of any product revenue. Revenue is recognized only where collectibility of accounts receivable is reasonably assured. Other revenues are comprised primarily of license and royalty fees recognized as earned in accordance with agreements entered into by the Company when there is no further involvement required by the Company. The Company accrues for related product returns based on historical activity.

When customers have a guaranteed right to return products, the Company defers revenue recognition until its customers sell the product to the end user. Upon shipment by the Company, amounts billed to customers with a guaranteed right to return products are included as accounts receivable, inventory is relieved, the sale is deferred and the gross profit is reflected as a current liability until the product is sold to the end user.

i) Research and Development

Research and development costs are expensed as incurred.

Note 1 NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to the temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

k) Accounting For Warrants Issued With Convertible Debt

The Company accounts for the intrinsic value of beneficial conversion rights arising from the issuance of convertible debt instruments with non-detachable conversion rights that are in-the-money at the commitment date pursuant to the consensuses of EITF Issue No. 98-5 and EITF Issue No. 00-27. Such value is determined after first allocating an appropriate portion of the proceeds received to warrants or any other detachable instruments included in the exchange.

l) Impairment of Amortizable Long-Lived Assets

The Company reviews long-lived tangible assets and certain intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value.

m) Goodwill and Other Intangibles with Indefinite Lives

Goodwill consists principally of the excess of cost over the fair value of net assets acquired. Other intangibles with indefinite lives are the registered tradenames acquired with the acquisition of Iceland Health, Inc. Such assets are not amortized. Instead they are tested periodically for impairment.

The Company tests for impairment as defined in SFAS No. 142, "Goodwill and Other Intangible Assets." This test is a two-step process. The first step of the impairment test, used to identify potential impairment, which compares the fair value of the assets with their carrying amount. If the fair value, which is based on future cash flows, exceeds the carrying amount, the Assets are not considered impaired. If the carrying amount exceeds the fair value, the second step must be performed to measure the amount of the impairment

Note 1 NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

loss, if any. The second step compares the implied fair value of the assets with the carrying amount of the assets. An impairment loss would be recognized in an amount equal to the excess of the carrying amount of the assets over the implied fair value of the assets.

n) Advertising costs

Advertising costs are expensed as incurred. The amount charged to expense during fiscal years 2007, 2006 and 2005 was $21.3 million, $1.0 million and $1.4 million, respectively.

Note 2 STOCK-BASED COMPENSATION

Since July 1, 2005, share-based employee compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite service period. The Company has no awards with market or performance conditions. The Company adopted the provisions of revised Statement of Financial Accounting Standards No. 123 ("FAS 123R") "Share Based Payments" on July 1, 2005, the first day of the Company's fiscal year using modified prospective application. The valuation provisions of FAS 123R apply to new awards and to awards that were outstanding on the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding on the effective date are being recognized over the remaining service period using the compensation cost as of the grant date originally calculated for pro forma disclosure purposes under FAS Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). The Company has used the Black-Scholes option pricing model to calculate the fair value of stock options.

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123R-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of share-based compensation pursuant to FAS 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of FAS 123R.

As of June 30, 2007, the Company has adopted seven stock option plans, which permit the grant of share options and shares to its employees for up to 16.2 million shares of common stock. The Company believes that such awards better align the interests of the employees with those of its stockholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those options generally vest ratably over several years from the date of grant and expire ten years from the date of vesting. Approximately 6.2 million options remain available for grant under these plans at June 30, 2007.

Note 2 STOCK-BASED COMPENSATION (continued)

Pro-Forma Information under FAS 123 prior to Fiscal 2006

Prior to adopting the provisions of FAS 123R, the Company recorded estimated compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board Opinion 25 ("APB 25"), "Accounting for Stock Issued to Employees" and provided the required pro forma disclosures of FAS 123. Because the Company established the exercise price based on the fair market value of the Common Stock at the date of grant, the stock options had no intrinsic value upon grant, and therefore no estimated expense was recorded prior to adopting FAS 123R.

For purposes of pro-forma disclosures under FAS 123 for the year ended June 30, 2005, the estimated fair value of the share based awards was assumed to be amortized over their vesting periods. The pro-forma effects of recognizing estimated compensations expense under the fair value method on net loss and loss per common share for fiscal year 2005 were as follows:

	Year Ended June 30, 2005
Net loss as reported	$(7,044)
Deducts: Total stock-based employee compensation expense determined under fair value-based method for all awards	(263)
Pro-forma net loss	$(7,307)
Loss per common share:	
Basic and diluted - as reported	$(0.19)
Basic and diluted - pro-forma	$(0.19)

Share-Based Compensation Information under FAS 123R

The weighted average assumptions used in the Company's Black-Scholes option pricing model related to stock option grants during the years ended June 30, 2007, 2006 and 2005 were as follows:

		June 30,	
	2007	2006	2005
Expected option lives	3.0 - 4.5 years	3.0 – 4.5 years	3.0 – 3.5 years
Volatility	95.5%	101.6%	97.5%
Risk-free interest rate	5.1%	4.5%	4.5%
Dividend yield	0%	0%	0%
Forfeiture rate	5%	5%	N/A

The Company has not paid nor does it contemplate paying a dividend in the near future. As such a 0% dividend yield was used. The years of expected lives are based on the Company's historical employee exercise information.

NUTRITION 21, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)
(unaudited)

Note 2 STOCK-BASED COMPENSATION (continued)

As share-based compensation expense recognized in the consolidated statement of operations for the years ended June 30, 2007 and 2006 is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures are estimated to be approximately 5%, based on historical experience.

The Company estimates the fair value of each option award on the date of grant using the Black-Scholes option pricing model. Expected volatilities are based on historical volatility. The Company's expected option lives are based on the period of time that the options granted are expected to be outstanding. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant.

The Company recorded $0.6 million and $0.3 million in share-based compensation expense in the years ended June 30, 2007 and 2006, respectively. Share-based compensation expense is recorded in selling, general and administrative expenses.

The following is a summary of option activity for the year ended June 30, 2007. During the year ended June 30, 2007, the Company granted 665,000 stock options with an exercise price equal to the market price at the date of grant with a fair value of $1.0 million based on the market price at the date of grant.

OPTIONS	Shares (000)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Yrs.)	Aggregate Intrinsic Value ($000)
Outstanding at July 1, 2006	4,630	$0.92		
Granted	665	$1.56		
Exercised	(832)	$1.08		
Forfeited or expired	(351)	$1.85		
Outstanding at June 30, 2007	4,112	$0.91	6.1	$3,048
Exercisable at June 30, 2007	3,251	$0.82	6.1	$2,705

The weighted-average grant-date fair value of options granted during the fiscal years 2007, 2006 and 2005 was $1.56, $0.80 and $0.84 per share, respectively. The total intrinsic value of options exercised during the fiscal years ended June 30, 2007, 2006 and 2005 was $0.6 million, $0.7 million and $58 thousand, respectively.

A summary of the status of the Company's nonvested options as of June 30, 2007 and changes during the year ended June 30, 2007 is presented below:

Note 2 STOCK-BASED COMPENSATION (continued)

NONVESTED OPTIONS	Options	Wtd-Avg Grant-Date Fair Value
Nonvested at July 1, 2006	842,085	$0.64
Granted	505,250	1.57
Vested	(376,553)	0.76
Forfeited	(109,144)	0.76
Nonvested at June 30, 2007	861,638	$0.79

At June 30, 2007, there was $0.7 million of unrecognized compensation costs related to non-vested awards. The costs are expected to be recognized over a weighted average period of 3 years.

The total fair value of shares vested during the years ended June 30, 2007, 2006 and 2005 was $0.6 million, $0.7 million and $0.6 million, respectively.

The following is a summary of restricted stock activity for the year ended June 30, 2007. During the year ended June 30, 2007, the Company granted 515,000 shares of restricted stock with an exercise price equal to the market price at the date of grant with a market value of $0.8 million.

RESTRICTED STOCK	Shares (000)	Weighted-Average Exercise Price	Weighted–Average Remaining Contractual Term (Yrs.)	Aggregate Intrinsic Value ($000)
Outstanding at July 1, 2006	-0-	--		
Granted	515	$1.56		
Exercised	--	--		
Forfeited or expired	(14)	--		
Outstanding at June 30, 2007	501	$1.57	3.0	$22
Exercisable at June 30, 2007	--	--	--	--

Note 3 SHORT-TERM INVESTMENTS

Short-term investments are comprised as follows(in thousands):	June 30, 2007	2006
Available for sale:		
3.87% corporate bond, maturing 12/15/06	$ -	$ 1,000
Auction rate securities[1]	1,000	10,500
TOTAL	$1,000	$11,500

[1] Included in investments in available-for-sale securities at June 30, 2007 and 2006 are investments in auction rate securities with short-term interest rates that generally can be reset every 28 days. The auction rate securities have long-term maturity dates and provide us with enhanced yields. However, we believe we have the ability to quickly liquidate them at their original cost, although there is no guaranty and, accordingly, they are carried at cost which approximates fair value, and classified as current assets. All income generated from these investments is recorded as interest income.

Note 4 FINANCIAL INSTRUMENTS AND MAJOR CUSTOMERS

The fair value of cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate carrying amounts due to the short maturities of these instruments. The fair value of long-term debt approximates the carrying amounts since the interest rate approximates the current available interest rate.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited as the Company performs on-going credit evaluations of its customers. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit considerations. Management does not believe that significant credit risk exists at June 30, 2007.

The Company sells its products to customers in the Americas. The Company performs ongoing credit evaluations of its customer's financial condition and limits the amount of credit extended as deemed appropriate, but generally requires no collateral. The Company maintains reserves for credit losses based on past write-offs, collections and current credit evaluations and, through June 30, 2007, such losses have been within management's expectations.

In fiscal years 2007 and 2006, two customers accounted for approximately 14% and 30% of total revenues, respectively. For fiscal year 2005, one customer accounted for approximately 34% of total revenues. In addition, two customers accounted for 51% of accounts receivable, net at June 30, 2007 and 50% of accounts receivable, net at June 30 2006.

NUTRITION 21, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 PROPERTY AND EQUIPMENT, NET

The components of property and equipment, net, at June 30, 2007 and 2006 are as follows (in thousands):

	2007	2006
Furniture and fixtures	$498	$498
Machinery and equipment	135	135
Office equipment and leasehold improvements	544	543
Computer equipment	836	830
	2,013	2,006
Less: accumulated depreciation and amortization	(1,949)	(1,890)
Property and equipment, net	$64	$116

Note 6 PATENTS, TRADEMARKS AND OTHER AMORTIZABLE INTANGIBLES, NET

During fiscal years 2007, 2006 and 2005, changes in intangible assets relate to the investment of $0.2 million, in each of the respective years, in existing patents, which will be amortized over the remaining life of the patents. No significant residual value is estimated for these intangible assets. Intangible asset amortization expense was $3.2 million for fiscal year 2007, $2.1 million for fiscal year 2006 and $2.1 million for fiscal year 2005. The components of intangible assets are as follows (in thousands):

	June 30,			
	2007		2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents and licenses	$9,169	$(9,165)	$8,871	$(8,544)
Trademarks, trade names and other amortizable intangible assets	17,489	(14,222)	16,015	(10,967)
	$26,658	$(23,387)	$24,886	$(19,511)

Amortization expense for the net carrying amount of intangible assets at June 30, 2007 is estimated to be approximately $1.1 million in fiscal years 2008, 2009 and 2010, respectively.

The Company periodically evaluates the recoverability and the amortization period of its intangible assets. Some factors the Company considers important in assessing whether or not impairment exists include performance relative to expected historical or projected future operating results, significant changes in the manner or use of the assets or the strategy for the overall business. When the Company evaluated these factors, it was determined that a non-cash $0.7 million impairment charge of intangibles was warranted in fiscal year 2007.

Note 7 ACCRUED EXPENSES

The following items are included in accrued expenses at June 30, 2007 and 2006 (in thousands):

	2007	2006
Consulting and professional fees payable	$ 203	$ 397
Accrued compensation and related expense	99	57
Accrued expenses related to branded products	855	222
Other accrued expenses	254	238
	$1,411	$ 914

Note 8 SERIES I CONVERTIBLE PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

On March 31, 2005, the Company entered into a Securities Purchase Agreement (the "Agreement") under which the Company sold to private investors 9,600 shares of 6% Series I Convertible Preferred Stock and warrants to purchase 2,948,662 shares of Common Stock for gross proceeds of $9.6 million. During fiscal years 2007 and 2006, 184,292 and 61,430 warrants, respectively, were exercised for cash. At June 30, 2007, 2,702,940 of these warrants remain outstanding. Each share of Preferred Stock has a stated value of $1,000 per share. The Preferred Stock is convertible into common stock at the option of the holders at $1.2535 per share, subject to anti-dilution provisions. Subject to certain conditions, the Company can force conversion of the Preferred Stock if the volume weighted average price of the common stock is at least $3.76 for 20 consecutive trading days. The Preferred Stock pays cumulative dividends at the annual rate of 6%. Dividends are payable in cash or common stock at the sole election of the Company. Dividends shall be valued at 90% of the average of the 20 VWAPs (daily volume weighted average price). The Company must redeem the Preferred Stock at the original issue price plus accrued dividends on March 31, 2009 and, accordingly, the carrying values of the preferred stock is included in non-current liabilities in the consolidated balance sheets. The Agreement also provides for early redemption of the Preferred Stock on the occurrence of certain default events. The Warrants are exercisable commencing October 1, 2005 and ending on March 31, 2010 at $1.3104 per share subject to anti-dilution provisions and other limitations. The Warrants may be exercised on a cashless basis (i.e., by deducting from the number of shares otherwise issuable on exercise a number of shares that has a then market value equal to the exercise price) after March 31, 2006 so long as no registration statement is in effect with respect to the sale of shares issuable upon exercise.

The Company, based on relative fair value, initially recorded additional paid-in capital of $4.7 million relating to a beneficial conversion feature of the preferred stock and the fair value of the warrants with the remaining $5.0 million of the proceeds recorded as a long-term liability. As a result, dividends on the preferred stock are charged as interest expense. Related issuance costs of $0.5 million, classified as other assets on the consolidated balance sheets, are amortized to interest expense over the term of the preferred stock. In addition, debt discount is being accreted based on the redemption price and charged to interest expense over the term of the preferred stock. In fiscal year 2007 and 2006, $1.6 million and $2.4 million, respectively, was charged to interest expense for accretion.

Note 9: STOCKHOLDERS' EQUITY

On May 19, 2006, the Company completed separate private placements of 5,555,557 shares of common stock at $1.80 per share for aggregate gross proceeds of $10.0 million. The Company also issued to the investors 2,222,222 five year warrants that are exercisable at $2.20 per share. At June 30, 2007, all of these warrants remain outstanding.

The Company adopted a Shareholder Rights Plan on September 12, 2002. Under this plan, the Company distributed, as a dividend, one preferred share purchase right for each share of Common Stock of the Company held by stockholders of record as of the close of business on September 25, 2002. The Rights Plan is designed to deter coercive takeover tactics, including the accumulation of shares in the open market or through private transactions, and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will expire on September 11, 2012.

Note 9: STOCKHOLDERS' EQUITY (continued)

Each Right entitles stockholders to buy one one-thousandth of a share of newly created Series H Participating Preferred Stock of the Company for $3.00 per share. Each one one-thousandth of a share of the Series H Preferred Stock is designed to be the functional equivalent of one share of Common Stock. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's Common Stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more the Company's Common Stock.

If any person or group (an "Acquiring Person") becomes the beneficial owner of 15% or more of the Company's Common Stock then (1) the Rights become exercisable for Common Stock instead of Preferred Stock, (2) the Rights held by the Acquiring Person and certain affiliated parties become void, and (3) the Rights held by others are converted into the right to acquire, at the purchase price specified in the Right, shares of Common Stock of the Company having a value equal to twice such purchase price. The Company will generally be entitled to redeem the Rights, at $.001 per right, until 10 days (subject to extension) following a public announcement that an Acquiring Person has acquired a 15 % position.

Warrants Issued for Services

In addition to the warrants issued to the private investors, the Company, from time to time, has issued warrants to purchase Common Stock to non-employees for services rendered. Warrants are granted to purchase the Company's Common Stock with exercise prices set at fair market value on the date of grant. The terms of the warrants vary depending on the circumstances, but generally expire in three to five years. The Company had outstanding warrants issued to non-employees for services as follows:

WARRANTS	Number	Wtd-Avg Exercise Price	Wtd-Avg Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at July 1, 2006	419,833	$1.18		
Granted	--0--	--		
Exercised	(70,000)	1.00		
Forfeited or expired	(180,000)	1.29		
Outstanding at June 30, 2007	169,833	$1.78	3.3	$ --
Exercisable at June 30, 2007	169,833	$1.78	3.3	$ --

The weighted-average grant-date fair value of warrants granted during the fiscal years 2006 and 2005 was $0.75 and $0.20, respectively. The total intrinsic value of warrants exercised during the fiscal years ended June 30, 2007, 2006 and 2005 was $60 thousand, $0.9 million and $0 thousand, respectively.

The warrants expire between 2007 and 2010.

The Company recorded compensation expense associated with the issuance of warrants to non-employees for services rendered of $14 thousand and $42 thousand during fiscal years 2006 and 2005, respectively.

Note 10 LOSS PER COMMON SHARE

Diluted loss per common share for the fiscal years ended June 30, 2007, 2006 and 2005, does not reflect the total of any of the incremental shares related to the assumed conversion or exercise of preferred stock, stock options and warrants (10,822,510, 12,695,989 and 12,351,813 shares, respectively) as the effect of such inclusion would be anti-dilutive.

Note 11 BENEFIT PLANS

Through September 19, 2004, eligible employees of the Company were entitled to participate and to accrue benefits in the AB Mauri Food Inc. Retirement Plan, a non-contributory defined benefit pension plan (the "Pension Plan") maintained by AB Mauri Food Inc. No additional pension benefits accrue under the Pension Plan for services performed or compensation paid on or after September 19, 2004. Service with the Company after September 19, 2004 will be considered solely for purposes of vesting and for determining eligibility for early retirement benefits.

During fiscal years 2007, 2006, and 2005, the Company made contributions to the Pension Plan of $0.2 in each of the respective years. The Company is obligated to make a final payment of $0.2 million in fiscal year 2008.

In addition, the Company also maintains a 401(k) defined contribution plan. Contributions to the plan for the fiscal years 2007, 2006 and 2005 were $0.1 million each year.

Note 12 INCOME TAXES

The provisions for income taxes for the fiscal years ended June 30, 2007, 2006 and 2005 consist of the following (in thousands):

	2007	2006	2005
Current state taxes	$14	$12	$19
Deferred	--	--	--
	$14	$12	$19

Income taxes attributed to the pre-tax loss differed from the amounts computed by applying the US federal statutory tax rate to the pre-tax loss as a result of the following (in thousands):

	2007	2006	2005
Income tax (benefit) at U.S. statutory rate	$(6,506)	$(3,475)	$(3,379)
Increase/ (reduction) in income taxes resulting from:			
Change in valuation allowance	5,292	2,132	3,366
True up of deferred tax asset	1,669	--	--
Non deductible interest and dividends	729	1,311	--
State taxes, net of federal	(1,134)	8	19
Other items	(36)	36	13
Total income tax	$14	$12	$19

NUTRITION 21, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 INCOME TAXES (continued)

The tax effects of temporary differences that give rise to deferred taxes and deferred tax assets and deferred tax liabilities at June 30, 2007 and 2006 are presented below (in thousands):

	2007	2006
Deferred tax assets:		
Net operating loss carryforwards	$15,298	$10,671
Accrued expenses	158	93
Allowance for doubtful accounts and returns	331	---
Inventory reserve	77	21
Intangible and fixed assets	5,039	4,826
Other	3	3
Total gross deferred tax assets	20,906	15,614
Less valuation allowance	(20,906)	(15,614)
Net deferred tax assets	$0	$0
Deferred tax liability:		
Tradenames	$(2,152)	$0

At June 30, 2007, the Company has available, for federal and state income tax purposes, net operating loss carry forwards of approximately $38.2 million expiring through 2027. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Ultimate utilization/availability of such net operating losses and credits is dependent upon the Company's ability to generate taxable income in future periods and may be significantly curtailed if a significant change in ownership occurs in accordance with the provisions of the Tax Reform Act of 1986.

Note 13 COMMITMENTS AND CONTINGENCIES

The Company and the Federal Trade Commission ("FTC") are discussing whether the Company should have any liability for weight loss advertising claims that were made on QVC, Inc. for the Company's Lite Bites® products. On March 24, 2004, the FTC sued QVC in the U.S. District Court for the Eastern District of Pennsylvania for these claims and for claims made on QVC for other products. QVC has in the same lawsuit filed on April 14, 2004, Third-Party Complaints for damages against six parties including the Company ("Third-Party Defendants"). The Company, in the same lawsuit, filed on March 4, 2005, a Third-Party Complaint for indemnity against Marvin Segel, its on-air spokesperson for Lite-Bites products. The Company discontinued the Lite Bites product line in fiscal year 2003. Neither the FTC nor QVC has set forth an amount being sought as damages, nor can the Company estimate its liability, if any.

The Company has entered into various research and license agreements with certain universities to supplement the Company's research activities and to obtain for the Company rights to certain technology. The agreements generally require the Company to fund the research and to pay royalties based upon a percentage of product sales.

Note 13 COMMITMENTS AND CONTINGENCIES (continued)

The Company leases certain office space in the United States. The lease expires in the year 2009. Rent expense under this operating lease was approximately $0.4 million in each of fiscal years 2007, 2006, and 2005. Future non-cancelable minimum payments under this lease are as follows (in thousands):

Fiscal Year	Amount
2008	388
2009	291
Total	$679

In connection with the Company's purchase agreement for Nutrition 21 on August 11, 1997, the Company made cash payments of $0.2 million for each of the fiscal years 2007 and 2006 and $0.2 million for the fiscal year 2005.

Note 14 ACQUISITION OF ICELAND HEALTH, INC.

In accordance with SFAS No. 141, "Business Combinations", acquisitions are accounted for under the purchase method of accounting. Under the purchase method of accounting, identifiable assets acquired and liabilities assumed are recorded at their estimated fair values. Goodwill is recorded to the extent the purchase price consideration, including certain acquisition and closing costs, exceeds the fair value of the net identifiable tangible and intangible assets acquired at the date of the acquisition. The results of operations of the acquired company are consolidated beginning as of the date of acquisition.

Effective August 26, 2006, the Company acquired all of the issued and outstanding common stock of Iceland Health, Inc. ("IH"). The Company delivered or paid to the former stockholders 8.0 million shares of the Company's common stock with a fair value of $15.5 million; $1.0 million in cash; and $2.5 million in 5% notes that are due on August 25, 2009. The notes have been discounted based on a market interest rate and are secured with IH's trade names and trade- marks and the goodwill with respect to these names and marks. The Company also agreed to pay to the former stockholders up to $2.5 million in earn out payments based on 3% of the amount by which Net Sales of Eligible Products (each as defined) in successive one-year periods after the closing exceed $10.0 million. Any earn-out payments disbursed in future periods will be recorded as an additional element of the cost of the acquisition, in accordance with accounting principles generally accepted in the United States of America. In fiscal year 2007, $0.4 million was recorded as an additional element of the cost of the acquisition. In September 2007, the Company issued to the former stockholders, in accordance with the acquisition agreement, an additional 1.5 million shares of the Company's common stock as the volume weighted average price of the Company's common stock during the 30 trading days immediately preceding the first anniversary of the closing was less than $2 per share. The fair value of the shares will be recorded as an additional element of the cost of the acquisition.

($ in thousands, except share data)

Note 14 ACQUISITION OF ICELAND HEALTH, INC. (continued)

Of the $21.4 million of acquired intangible assets, Goodwill, which is not deductible for tax purposes was $14.7 million, $5.4 million was assigned to registered trademarks, which were determined to have indefinite useful lives. Of the remaining balance of intangible assets acquired, $0.9 million was assigned to customer relationships which are being amortized over a 7.5 month period, and $0.4 million was assigned to non-compete agreements which are being amortized over 3 years.

The shares issued and issuable to the Stockholders at the closing were restricted, but the Company filed a registration statement for these shares within 90 days of the closing, which is now effective and as a result, the shares are no longer restricted.

The purchase price allocation has been determined as follows:

Assets purchased:

Net identifiable tangible assets	$ 181
Other intangibles with indefinite lives	5,379
Customer relationships	924
Non-compete agreements	375
Goodwill	14,715
Deferred tax liability	(2,152)
Purchase Price	$19,422

Pro-forma Information

The following unaudited pro-forma financial information presents the combined results of operations of the Company and IH for the years ended June 30, 2007 and 2006, as if the acquisition had occurred as of the beginning of each period instead of August 26, 2006, after giving effect to certain adjustments. The pro-forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and IH been a single entity during this period.

	Consolidated Pro-forma Year Ended	
	June 30, 2007	June 30, 2006
Total revenues	$45,920	$37,751
Net loss	$(18,762)	$(8,757)
Basic and diluted loss per common share	$(0.33)	$(0.22)

NUTRITION 21, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)
(unaudited)

Note 15 SEGMENT REPORTING

The Company's business segments are based on the organization structure used by the Company's chief operating decision maker for making operating and investment decisions and for assessing performance. As a result, the Company operates in two business segments: as a supplier of essential minerals, most notably chromium picolinate (Ingredients Group), and as a supplier of finished goods to food, drug and mass retailers (Branded Products Group).

The organization structure used by the Company's chief operating decision maker changed in fiscal 2007 to accommodate the acquisition of IH in August 2006, as well as the increased importance of sales of finished goods to retailers. The Company evaluates the performance of its operating segments based solely on its operating results before income taxes; therefore assets of the Company are not allocated by segment. Unallocated corporate expenses include executive salaries, research and development expenditures, depreciation, amortization, interest expense, net and external professional fees, such as accounting, legal and investor relations costs.

Financial data by segment was as follows (000's):

	Year Ended	
	June 30, 2007	June 30, 2006
Net sales		
Ingredients Group	$7,528	$9,999
Branded Products Group	34,095	299
Sales to external customers	41,623	10,298
Other revenues	526	366
Total Revenues	$42,149	$10,664
Income (loss) before income taxes		
Ingredients Group	$ 4,542	$ 6,768
Branded Products Group	(11,057)	(4,896)
Unallocated corporate expenses	(12,619)	(12,177)
Loss before income taxes	$(19,134)	$(10,305)
Unallocated corporate assets	$34,694	$23,856

Substantially all of the Company's revenues are generated in the United States.

The Company has not presented financial data by segment for the year ended June 30, 2005 as it is not practical to restate fiscal year 2005.

NUTRITION 21, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)
(unaudited)

Note 16 SETTLEMENT OF PATENT LAWSUIT

On December 18, 2006, the Company and General Nutrition Corporation ("GNC") entered into a settlement agreement to settle patent litigation brought by the Company against GNC for infringement of certain U.S. patents owned by the Company. As part of the settlement, GNC acknowledged the validity of the patents. Additionally, the Company received $2.6 million in cash in partial settlement of the lawsuit, which is included in deferred income and is beingrecognized ratably over 36 months beginning in December 2006, as well as commitments by GNC to purchase chromium picolinate and products made with chromium picolinate from Nutrition 21.

Note 17 SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended June 30,		
	2007	2006	2005
Supplemental disclosure of cash flow information (in thousands)			
Cash paid for interest	$ --	$ --	$ --
Cash paid for income taxes	14	12	19
Supplemental schedule of non-cash financing activities:			
Increase in obligation for Nutrition 21 contingent payment	83	54	31
Cashless exercise of warrants	--	505	--
Issuance of common stock for deferred compensation	--	--	25
Issuance of warrants to purchase 292,461 shares of common stock for services related to 6% Series I convertible preferred stock	--	--	248
Beneficial conversion feature related to 6% Series I convertible preferred stock	--	--	4,698
Issuance of common stock for conversion of Series I preferred stock	2,992	2,488	--
Issuance of common stock for purchase of Iceland Health, Inc.	15,472	--	--
Issuance of note payable for purchase of Iceland Health, Inc.	2,342	--	--

Note 18 SUBSEQUENT EVENTS

The Company entered into a Loan and Security Agreement (the "Agreement") dated as of June 30, 2007 with Gerber Finance Inc. (the "Lender"). Under the Agreement, the Company may on a revolving basis and at Lender's discretion borrow against eligible receivables and eligible inventory under a formula set forth in the Agreement, up to a maximum of $5.0 million at any time outstanding. Borrowings bear interest at the prime rate plus 3% and are collateralized by a security interest in all the assets of the Company.

On September 10, 2007, the Company privately placed 17,750 shares of preferred stock and 6,715,218 warrants for aggregate gross proceeds of $17.8 million. Each share of preferred stock has a stated value of $1,000 per share and subject to certain conditions is convertible into common stock at the option of the holder at $1.2158 per share. The preferred stock pays cumulative dividends at the annual rate of 8%. Dividends are payable quarterly, in cash, except that in certain circumstances dividends may be paid in shares of common stock valued at 90% of the then 20 consecutive day volume weighted average price.

NUTRITION 21, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)
(unaudited)

Note 18 SUBSEQUENT EVENTS (continued)

The Company must, on the fourth anniversary of the closing, redeem the preferred at the stated value per share plus accrued dividends. The warrants are exercisable for five years beginning six months after the closing at $1.2158 per share. Both the preferred stock and the warrants have anti-dilution provisions.

Note 19 QUARTERLY FINANCIAL INFORMATION (unaudited)

In thousands, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2007				
Revenues	$ 4,684	$ 9,434	$16,055	$11,976
Gross profit	3,137	6,576	11,265	7,572
Loss before income taxes	(4,109)	(4,676)	(2,192)	(8,157)
Net loss	(4,112)	(4,679)	(2,196)	(8,161)
Net loss per common share:				
Basic and diluted	$(0.08)	$(0.08)	$ (0.04)	$ (0.13)

In thousands, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2006				
Revenues	$3,601	$2,099	$2,461	$2,503
Gross profit	3,000	1,448	1,877	1,617
Loss before income taxes	(1,128)	(3,098)	(2,328)	(3,751)
Net loss	(1,138)	(3,103)	(2,330)	(3,746)
Net loss per common share:				
Basic and diluted	$(0.03)	$(0.08)	$(0.06)	$(0.09)

Schedule II

NUTRITION 21, INC.
VALUATION AND QUALIFYING ACCOUNTS

Accounts ($ in thousands)	Balance Beginning of Year	Additions Charged to Cost and Expense	Additions Charged to Other Accounts	Deductions	Balanc End of Yea
Year ended June 30, 2007					
Allowance for doubtful accounts	$ 9	$ 300	$ --	$ --	$ 309
Deferred tax valuation allowance	15,614	5,292			20,906
Allowance for returns and allowances	--	--	518	--	518
Allowance for inventory obsolescence	54	147	--	--	201
Year ended June 30, 2006					
Allowance for doubtful accounts	9	--	--	--	9
Deferred tax valuation allowance	13,482	2,132	--	--	15,614
Allowance for returns and allowances	390	--	--	(390)	--
Allowance for inventory obsolescence	60	62	--	(68)	54
Year ended June 30, 2005					
Allowance for doubtful accounts	10	--	--	(1)	9
Deferred tax valuation allowance	10,116	3,366	--	--	13,482
Allowance for returns and allowances	516	(126)	--	--	390
Allowance for inventory obsolescence	6	54	--	--	60

PERFORMANCE GRAPH

The following graph compares the cumulative total return on a hypothetical investment made on July 1, 2002 through June 29, 2007 (assuming reinvestment of dividends) in (a) the Company's Common Stock; (b) all NASDAQ stocks and (c) all pharmaceutical companies listed on AMEX. Pharmaceutical companies represent the industry grouping for which information was readily available which is most comparable to the Company. The graph shows how a $100 investment would increase or decrease in value over time, based on dividends (stock or cash) and increases or decreases in the market price of the stock and each of the indexes.


Nutrition 21
NASDAQ
AMEX Pharmaceutical
Dollars ($)
500
450
400
350
300
250
200
150
100
50
0
7/1/2002
6/30/2003
6/30/2004
6/30/2005
6/30/2006
6/29/2007

CORPORATE INFORMATION

Directors

John H. Gutfreund
Chairman of the Board
Nutrition 21, Inc.
Senior Advisor
Collins Stewart LLC, and
President, Gutfreund & Company, Inc.

P. George Benson, PhD
President, College of Charleston
Charleston, South Carolina

John L. Cassis
Managing Partner
Cross Atlantic Partners

Warren D. Cooper, MD
President and Chief Executive Officer
Prism Pharmaceuticals, Inc.

Audrey T. Cross, PhD
Associate Clinical Professor
School of Public Health
Columbia University

Paul Intlekofer
President and Chief Executive Officer
Nutrition 21, Inc.

Peter C. Mann
Business Consultant

Marvin Moser, MD
Clinical Professor of Medicine
Yale University School of Medicine

Officers

Paul Intlekofer
President and Chief Executive Officer

Alan J. Kirschbaum
Chief Financial Officer, Vice President Finance and Treasury

Dean M. DiMaria
Senior Vice President

Mark H. Stenberg
Senior Vice president

Corporate Headquarters
Nutrition 21, Inc.
4 Manhattanville Road
Purchase, New York 10577

Stockholders' Inquiries
Inquiries regarding transfer requirements, lost certificates, and changes of address should be directed to the transfer agent.

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane – Plaza Level
New York, New York 10038

Stock Listing
Nasdaq under symbol "NXXI"

SEC Form 10-K/A
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K/A is available without charge upon written request to the Investor Relations Department.

Auditors
J. H. COHN LLP
4 Becker Farm Road
Roseland, New Jersey 07068

END